Form 10-K, Exhibit 13
period 1996-07-31
ABR INFORMATION SERVICES INC
filed 1996-10-29
CIK 920985

                                                                    EXHIBIT 13.1


-------------------------------------------------------------1996 ANNUAL REPORT

                                 [PHOTOGRAPH
                              ABR COMMONS BUILDING]

                                   [ABR LOGO]

ABR INFORMATION SERVICES, INC.--------------------------------------------------

A Brief History

        ABR has undergone a dramatic evolution since beginning 1987. Having proven itself in the most difficult area of benefits administration, ABR has leveraged its reputation, systems and procedures to provide a complete outsourcing solution for many health and welfare benefits.

         Initially, ABR defined itself as a COBRA compliance company through the operations of what is now ABR CobraServ (COBRA is a portable healthcare benefit mandated by a federal regulation known as COBRA -- the Consolidat-ed Omnibus Budget Reconciliation Act of 1985.) CobraServ has grown since then to become the nation's largest COBRA compliance administrator.

         ABR developed a long term strategy to add services and leverage its systems expertise in benefits and its large customer base. Coincidentally, our growing list of large clients began requesting our help in other areas of benefits administration. We introduced services related to healthcare benefits for inactive employees, retirees and open enrollment administration.

         In 1993, ABR began to explore the larger universe of services related to active employees. While COBRA participants represent 2% of the work force, active employees represent the other 98%, a significantly larger market. We found an extremely strong trend on the part of employers seeking to "outsource" such active employee administration functions. We also found that our systems and methodologies were ideal for performing such tasks. Much stronger, in fact, than other capabilities available in the marketplace. In May of 1994, ABR completed its Initial Public Offering (IPO) and raised $11 million to further expand its systems and capabilities.

         Through internal development and the acquisition of specialized benefits administrators, ABR has significantly expanded its capabilities to include a full range of services focusing on active and retired employees as well as COBRA services. In 1996 we completed a secondary offering raising over $151 million that significantly strengthens our financial position. We have successfully implemented "Total Benefits Outsourcing" services for active employees with one of the nation's most prestigious companies--and have taken on broad-based administration for other companies, including one with more than 200,000 employees.

         Today, ABR is the nation's leading administrator of employee health and welfare benefits. Over 21,000 companies, encompassing more than 10 million employees, dependents and retirees, rely on ABR's specialized services to administer their benefit programs. With the most enviable client list and service offerings in the industry, ABR is the leader in this unique but large emerging market.

                            [GRAPHIC IMAGE OF ABR'S
                           SERVICES AND CLIENTS TYPES]

CONTENTS------------------------------------------------------------------------

1   Financial Highlights
2   Letter to Shareholders
4   Company Overview
10  Selected Financial Data
11  Management's Discussion/Analysis
14  Statements of Income
15  Balance Sheets
16  Statements of Shareholders' Equity
17  Statements of Cash Flows
18  Notes to Financial Statements
27  Report of Independent CPA
28  Corporate and Shareholder Information
29  Directors and Officers

-----------------------------------------------------------*FINANCIAL HIGHLIGHTS
                                            (In Thousands Except Per Share Data)




---------------------------------------------------------------------------------
RESULTS OF OPERATIONS- YEAR ENDED JULY 31,     1995             1996     CHANGE
---------------------------------------------------------------------------------
Revenue                                         $ 18,835      $ 31,162       66%
Net income                                      $  2,794      $  5,674      103%
Net income per share                            $    .28      $    .49       75%
Weighted average shares outstanding, primary      10,001        11,534       15%

---------------------------------------------------------------------------------
FINANCIAL POSITION - JULY 31,                    1995           1996      CHANGE
---------------------------------------------------------------------------------
Cash and investments                            $ 24,377     $  161,199      561%
Total assets                                    $ 33,191     $  202,574      510%
Working capital                                 $ 14,192     $  145,825      928%
Long term debt                                  $     --     $       --      $--
Total shareholders' equity                      $ 19,213     $  181,150      843%





      Revenues         Net Income        Net Income             Total
                                         Per Share       Shareholders' Equity
   (in millions)     (in millions)      (in dollars)        (in millions)



        [GRAPH            [GRAPH           [GRAPH             [GRAPH
      1993 - 1996]      1993 - 1996]     1993 - 1996]       1993 - 1996]




  *Restated for the three-for-two stock splits completed on July 13, 1995 and February 19, 1996 and an acquisition by a pooling of interest.

                                  [PHOTOGRAPH]

                             James E. MacDougald
                            Chairman of the Board
                    President and Chief Executive Officer


TO OUR SHAREHOLDERS-------------------------------------------------------------

         ABR's second full year as a public company was a truly remarkable one, as we exceeded all of our goals. For the year ended July 31, 1996, revenues increased 66% to $31.2 million compared with $18.8 million last year. Net income increased 103% to $5.7 million compared to $2.8 million last year. Net income per share increased to $.49 compared to $.28, despite an increase in the weighted average number of shares outstanding due to the Company's secondary offering in March, 1996. In that offer-ing, ABR attracted some of America's best-known growth investors, raising over $151 million (net). Our balance sheet continues to strengthen, with assets increasing six-fold to over $200 million. With cash and investments of over $160 million and no debt, we have the flexibility and resources to fuel our continued growth -- both internal and through acquisition opportunities.

         During the year, ABR continued to expand its infrastructure, client base and service offerings. We added more than 3,000 clients, boosting our client base to over 21,000, including many "Fortune/Forbes 500" employers across all industries. Even as our core business grew tremendously, we began transforming ABR into a multi-dimensional company through internal development and acquisitions. ABR broadened its reach in benefits administration outsourcing during the year, increasing its non-COBRA revenue from 8% of the total to 36%. We added a number of services including FSA (Flexible Spending Account) administration, QDRO (Qualified Domestic Relations Order) administration, Educational Benefits administration, and Total Benefits administration.

         Through the acquisitions of Bullock Associates (renamed ABR Benefits Services, Inc.) and Total Cobra Services, Inc., we added several new service offerings, increased our COBRA and Retiree Service market share, and established a presence on the West Coast. The acquisition of The L.P. Baier Company gave us an immediate entry into the fast-growing area of FSA administration.

         Late in fiscal 1996, ABR implemented "Total Benefits Outsourcing" services for a "Fortune/Forbes 100" company, performing central eligibility administration functions for all of their health and welfare benefit plans. To capitalize on these capabilities, which we believe are unmatched in the nation, we are marketing them to other large prospects through broad-based advertising and direct marketing efforts.

         Subsequent to year end ABR added Vincent Addonisio, Executive Vice President and Chief Financial Officer, to the Board of Directors to replace the retiring Stephen R. Hood. Steve, who has served ABR in various capacities during the last ten years, continues to be a friend to ABR, and we wish him continued good health and future success.

         With all of this year's accomplishments, we firmly believe that ABR's best is yet to come and look forward to another great year in '97. Thank you for your continued support. Cordially,

           [SIGNATURE]


                                  [PHOTOGRAPH
                                    OVERHEAD
                                   CONFERENCE]

1996: A YEAR OF ACCOMPLISHMENTS-------------------------------------------------

- Twelve consecutive record quarters of over 30% growth in revenues and earnings reported.

-        Stock price up 263%.

-        Stock split three-for-two on February 19, 1996.

-        Completed a secondary public offering, raising over $151 million.

- Customer base increased from 18,000 to 21,000, involving more than 10 million covered employees, retirees and dependents.

- Acquired Bullock Associates, Inc. of Princeton, NJ (now called ABR Benefits Services, Inc.) to broaden our service offerings.

- Acquired Total Cobra Services, Inc. of Irvine, CA to increase COBRA and Retiree Services market share while establishing a geographic presence on the West Coast.

- Implemented "Total Benefits Outsourcing" operations for a high-profile Fortune 100 company.

- Extensive computer system upgrade and expansion proceeded on schedule.

- Cutting edge technologies implemented, including OCR (Optical Character Recognition), IVR (Interactive Voice Response) and EDI (Electronic Data Interchange).

- Acquired The L.P. Baier Company of Fairfax, VA and gained immediate entrance into the FSA administration market.

- Forbes Magazine named ABR one of the "200 Best Small Companies in America" for the second year in a row.

                                  TOTAL ASSETS

                                    [GRAPH
                                  1992 - 1996]

                              BOOK VALUE PER SHARE

                                    [GRAPH
                                  1992 - 1996]

                                   MARKET CAP

                                    [GRAPH
                                  1994 - 1996]

                                  [PHOTOGRAPH
                                 MAN AT CAPITAL
                                    BUILDING]

ABR INFORMATION SERVICES, INC.
COMPANY PROFILE-----------------------------------------------------------------

         Created as a holding company in 1994, ABR Information Services, Inc. is recognized as the leader in the employee benefits administration field. The company provides benefits administration services on an "outsourcing" basis to employers of all sizes--offering them an "a la carte" menu of services from which to choose. They may also have ABR provide a "Total Benefits Outsourcing" solution. The company derives its revenue in 3 main areas of operation:


                                  [PRO FORMA
                                     WITH
                                  ACQUISITIONS
                                   PIE CHART]




COBRA SERVICES--PORTABLE HEALTHCARE---------------------------------------------

         ABR delivers employee health benefits "portability" administration services primarily through its ABR CobraServ subsidiary, the nation's largest independent "COBRA" compliance service bureau, as well as through other subsidiaries. With more than 21,000 clients, ABR helps employers adhere to strict and complex federal mandates that require employers to offer continuing healthcare coverage to employees and dependents who would otherwise lose their group health coverage due to termination of employment or other factors. 2

-        21,000+ customers

-        Prospective universe of more than 650,000 employers plus public sector

-        ABR leads market with 3%
         market share

- Most employers, approximately 94%, administer in-house

RETIREE AND INACTIVE EMPLOYEE SERVICES------------------------------------------

         A natural extension of its COBRA operations, Retiree and Inactive Employee benefits administration assists employers with ex-employees and their dependents. This is a special subset of the employers' benefits administration activities. Employers desire to fulfill their promises and obligations to these individuals, but realize that their primary focus must be on their active operations -- and their active employees. ABR provides services such as retiree billing, vestee servicing, retiree services, open enrollment administration, FMLA (Family Medical Leave Act) services and general billing services for non-employees.

-        60 large clients

-        Prospective universe of 12,000 employers

-        Opportunity to cross-market to existing COBRA client base

- Government and accounting regulations make employer administration for retirees more difficult

ACTIVE EMPLOYEE ADMINISTRATION--------------------------------------------------

         Benefits administration for Active Employees and their dependents represents the most recent--and by far the largest--market opportunity for ABR. With the significant development and expansion of services such as "Total Benefits Outsourcing," and with our recent acquisitions of companies specializing in various aspects of active employee administration. ABR has something to offer virtually every employer-with services ranging from educational benefits administration to FSA administration, group health insurance plan open enrollments and maintaining, updating and servicing clients' central benefits eligibility data bases.


- 1000+ customers, including some of the nation's largest outsourcing arrangements

-        Opportunity to cross-sell

-        State of the art technology in place provides competitive advantage

-        ABR positioned at the forefront of major outsourcing trend

                                  [PHOTOGRAPH
                                  ABR COMMONS
                                    BUILDING]






                                  ABRCommons
                             Current Headquarters

                                 [PHOTOGRAPH]

                         ABRPlaza Available mid 1999

                                 [PHOTOGRAPHIC
                                   RENDERING]

                                  ABRCenter
                              Available mid 1997

                                 [PHOTOGRAPHIC
                                   RENDERING]


THE EXPANDING SCOPE OF
ABR INFORMATION SERVICES, INC.

ABR takes pride in its growth to date, both in terms of its business activities and its infrastructure. We continue to pave the way for future growth -- in a literal sense. In addition to our facilities in California, New Jersey, Virginia and Florida, we are developing expanded facilities (shown above) to supplement our headquarters location, and have secured land for our future expansion. Such planning is necessary to accommodate our projected rate of expansion over the coming five-year period, and illustrates the depth of our industry commitment.

                                  [PHOTOGRAPH
                                  ABR COMMONS
                                    BUILDING]

BENEFITS ADMINISTRATION OUTSOURCING -- AN EXPLODING TREND-----------------------

   Downsizing, streamlining and refocusing on core competencies are key elements of today's business trends. Such efforts promise to strengthen and continue into the foreseeable future. As a result, companies from the largest to the smallest are striving to outsource activities that are not crucial to their core business.

         The growing trend toward the outsourcing of employee benefits administration is a direct result of this overall business climate.

         It is estimated that the current market opportunity for benefits administration exceeds $10 billion annually. This figure is expected to grow as larger companies implement outsourcing arrangements and pave the way for others to follow. It has been our experience that the level of interest in outsourcing benefits administration services expressed by employers has increased over the past year.

         The explosive growth of the outsourcing trend creates tremendous opportunities for companies able to service outsourcing needs in a professional way. Only a limited number of companies can be considered potential providers of such services. Many of those who are attempting to provide such services are doing so in a "catch-up" or "follow the leader" mode--developing systems to match administrative needs they have not encountered in their previous business relationships. We feel that this is a significant handicap to such companies. ABR has been dedicated to benefits administration for 10 years. Our experience tells us that the systems required to deal with full-range benefits administration services are extremely complex, and would be very difficult to develop on an ad hoc basis.

         ABR's systems have undergone evolutionary development over many years of live application. As a result, they can anticipate and accommodate all of the permutations that comprehensive benefits administration entails--because such situations have already been encountered and dealt with.

         A full service benefits administrator must make significant capital investments, as well. In addition to being systems-intensive, benefits administration is also labor-intensive. A major commitment to staffing, rigorous training and proper facilities are prerequisites to being able to provide comprehensive, efficient services. ABR has made these commitments.

ABR'S UNIQUE ROLE
WITHIN THE
OUTSOURCING INDUSTRY-----------------------------------------------------------

         ABR brings a number of unique characteristics to the benefits outsourcing industry and, in so doing, places itself in a position of considerable strength.

         As a service bureau, we are able to offer our clients the greatest possible return on their investment. We provide economies of scale,

                                 [PHOTOGRAPHIC
                                    COLLAGE
                                   OPERATORS/
                                    CUSTOMER
                                    SERVICE]

                                  [PHOTOGRAPH
                                   MEETING IN
                                     OFFICE]
location and technology that cannot be found elsewhere. The size of our benefits administration client list establishes us as the true industry leader, by a wide margin. With more than 21,000 clients, we are able to invest in systems and technologies that are absolute state-of-the-art--and then spread out the cost and benefit across our entire client base. The result is an unparalleled level of service to our clients at minimum cost.

         With more than 600 employees dedicated entirely to benefits administration, we provide a level of expertise through specialization that is second to none. At this staffing level, we also reinforce our status as the industry leader. No other provider of benefits outsourcing services has an equivalent level of staff dedicated to this purpose.

         Benefits administration is our core business. It is not a sideline or a value-added service subjugated to other interests. This level of specialization and commitment is a tremendous client benefit not to be found elsewhere in our industry.

                                                                   OUR INDUSTRY
-----------------------------------------------------------------------APPROACH

         Armed with the advantage of a public company and resources of more than $160 million in cash, ABR is in the process of consolidating its position within the benefits outsourcing industry. We have invested in, and continue to invest in, cutting-edge technologies such as IVR (Interactive Voice Response), OCR (Optical Character Recognition), EDI (Electronic Data Interchange) and automated FAX technologies. We have also invested in computer systems which offer greater processing power and practically unlimited expandability. Investing in such capabilities enhances the level of service we can offer our clients and their employees and dependents. This distances us from our competition and creates significant barriers to entry into the industry.

         We have identified more than 30 categories of benefits outsourcing services that comprise the mix of benefits administration services that our customers require, and we are systematically expanding our capabilities in key areas. Among these areas are Central Eligibility Maintenance, Open Enrollment administration, FSA (Flexible Spending Account) administration, HMO administration, Tuition Reimbursement administration, QDRO administration, and others.

         We have expanded our capabilities in some of these areas through internal development and through acquisitions of specialized companies such as The L.P. Baier Company and Bullock Associates, Inc. We continue to evaluate acquisition opportunities which would enhance the depth of our service offerings and expand our market position. Being the best- capitalized company in our industry segment aids us in consolidating our industry position and provides the flexibility to fuel our growth.

                                 [PHOTOGRAPHIC
                                    COLLAGE
                                    COMPUTER
                                   EQUIPMENT]

                                  [PHOTOGRAPH
                                  PRESENTATION
                                    MEETING]

ABR'S BUSINESS
STRATEGY------------------------------------------------------------------------

         We are very conscious of the benefits of obtaining business that generates recurring revenue, and such an approach has played a critical role in ABR's growth to date. Our typical service, whether it is COBRA compliance administration, retiree benefits administration or general benefits administration, becomes an essential, ongoing element of our clients' day-to-day operations. We don't sell one-time solutions, but price our services based upon events that occur frequently and are common to all employers. The result is an ongoing revenue stream after the initial sales effort. We intend to structure our future new business efforts in a similar manner.

         We are also conscious of the benefits of expanding our capabilities through continued internal development and the acquisition of complementary businesses. We have the resources and expertise to develop additional services internally, as well. By acquiring complementary businesses, we are able to immediately expand our service offerings and our level of expertise in key benefits administration areas. At the same time, we expand our administrative capacity and our client base. It is our intent to continue with this dual approach in the future, as well.

         Our strategy for continued healthy growth is to aggressively capitalize on our financial strength, our capabilities and our role as an industry leader to maximize our share of the benefits administration outsourcing business while the trend is in its initial rapid growth phase. We will accomplish this objective by increasing market share in three key areas of operation--COBRAservices, Retiree and Inactive Employee benefits administration, and Active Employee benefits administration.

COBRA SERVICES------------------------------------------------------------------

         PROFILE: Although ABR possesses a share of the COBRA administration market equal to that of all of our competitors combined, we still have just over 3% of the total potential market of 650,000 employers who are required to comply with COBRA regulations. Our intention is to increase market share through intensified direct marketing efforts, an expanded sales force and increased sales through allied third parties such as insurance agents and brokers.

       SERVICES: The most comprehensive turnkey COBRA compliance service available.

       KEY ACCOMPLISHMENTS 1996:

    -  Attained level of 21,000 clients;

    -  Processed 600,000+ COBRA events;

    -  Collected over $150,000,000 in COBRA premiums;

    -  Acquired COBRA business of Bullock Associates, Total Cobra Services and


                                  [PHOTOGRAPH
                                    OVERHEAD
                                      DESK]

                                  [PHOTOGRAPH
                                   EXECUTIVE
                                    MEETING]

       The L.P. Baier Company.

       GROWTH OPPORTUNITIES: From a current client base of 21,000 to a prospective universe of 650,000 employers required to comply with COBRA regulations, as well as public sector organizations.

                                                           RETIREE AND INACTIVE
                                                              EMPLOYEE BENEFITS
-----------------------------------------------------------------ADMINISTRATION

        PROFILE: Provider of benefits administration services for retirees, dependents, and others who are not considered "active" employees. ABR has most often been selected by existing clients to perform such services as an extension of services currently provided through other operations. Our intention is to increase market share by aggressively marketing inactive employee-related services to our existing client base and by targeting large non-client prospects.

        SERVICES: Retiree billing services, dependent billing, FMLA and other non-employee administration services.

       KEY ACCOMPLISHMENTS 1996:

    -  Increased client base from 38 to 60;

    - Converted operations to new computer hardware/software platform to facilitate rapid growth;

    -  Acquired retiree business of Bullock Associates and Total Cobra
       Services.

        GROWTH OPPORTUNITIES: More than 12,000 employers with over 1,000 employees are considered prime prospects for Retiree/Inactive Employee administration.

                                                                 ACTIVE EMPLOYEE
                                                                        BENEFITS
------------------------------------------------------------------ADMINISTRATION

        PROFILE: Provider of wide-ranging general employee benefits administration services encompassing all aspects of Active Employee benefits. ABR offers such services either "a la carte" or on a "Total Benefits Outsourcing" basis. ABR's intention is to aggressively market its services to its largest clients and to Fortune 1000 level employers through direct and indirect marketing channels.

        SERVICES: Ranging from central eligibility maintenance to open enrollment administration, FSA (Flexible Spending Account) administration, HMOadministration, Educational Benefits administration, QDRO (Qualified Domestic Relations Order) administration, and others.

        KEY ACCOMPLISHMENTS 1996:

    -  Increased client base from 1 to 1,000;

    - Developed "Total Benefits Outsourcing" services internally and expanded services such as QDRO and FSA through acquisition of Bullock Associates and The L.P. Baier Company;

    - "Total Benefits Outsourcing" services for a 100,000-employee client were fully implemented.

         GROWTH OPPORTUNITIES: More than 650,000 employers are considered prospects for various Active Employee benefits administration services. "Total Benefits Administration" is primarily targeted at employers with more than 5,000 employees.


                                  [PHOTOGRAPH
                                    OVERHEAD
                                      DESK]

SELECTED FINANCIAL DATA---------------------------------------------------------


                                                                              Years ended July 31,
                                                       ----------------------------------------------------------------------
                                                        1992            1993           1994           1995             1996
                                                       ------          ------         ------         ------          --------
                                                                       (in thousands except per share data)
Statement of Income Data (1):
  Revenue                                              $7,334            $ 9,028      $13,465       $18,835          $ 31,162
  Cost of services                                      4,348              5,232        7,320        10,035            17,645
  Selling, general and administrative expenses          1,520              1,878        3,250         4,448             6,575
  Other operating expenses                                270                400          369           375               219
  Acquisition costs                                        --                 --           --            --               361
                                                       ------            -------      -------       -------          --------
  Operating income                                      1,196              1,518        2,526         3,977             6,362
  Interest income (expense), net                          (18)                 4           65           572             2,872
                                                       ------            -------      -------       -------          --------
  Income before extraordinary item and
    income taxes                                        1,178              1,522        2,591         4,549             9,234
  Income taxes                                            435                570          981         1,755             3,560
                                                       ------            -------      -------       -------          --------
  Income before extraordinary item                        743                952        1,610         2,794             5,674
  Extraordinary item (2)                                  273                 --           --            --                --
                                                       ------            -------      -------       -------          --------
  Net income                                           $1,016            $   952      $ 1,610       $ 2,794          $  5,674
                                                       ======            =======      =======       =======          ========
  Per share data: (3)
  Income before extraordinary item                     $  .11            $   .14      $   .22       $   .28          $    .49
  Extraordinary item                                      .04                 --           --            --                --
                                                       ------            -------      -------       -------          --------
  Net income                                           $  .15            $   .14      $   .22       $   .28          $    .49
                                                       ======            =======      =======       =======          ========
  Weighted average shares outstanding (4)               6,614              6,701        7,482        10,001            11,534


                                                                                  July 31,
                                                       ----------------------------------------------------------------------
                                                        1992               1993           1994         1995            1996
                                                       ------            --------       --------     --------       ---------
                                                                                  (in thousands)
Balance Sheet Data (1):
  Working capital                                       1,238            $ 1,781         $13,676       $14,192  $    145,825
  Total assets                                          8,925             11,947          27,186        33,191       202,574
  Total long term debt, excluding current portion         230                476              --            --            --
  Redeemable preferred stock, excluding current portion   237                127              --            --            --
  Total shareholders' equity                            1,819              2,753          16,113        19,213       181,150


 (1)  Restated for an acquisition by a pooling of interest.
 (2) Tax benefit attributable to the utilization of the Company's net operating loss carryforwards.
 (3) Restated for the three-for-two stock splits completed on July 13, 1995 and February 19, 1996.
 (4)  Includes Common Stock and Common Stock equivalents.

----------------------------------------------MANAGEMENT'S DISCUSSION & ANALYSIS
                                 OF FINANCIAL CONDITION AND RESULTS OF OPERATION

OVERVIEW
     The Company's revenues are currently generated from three sources. First, the Company generates revenues through its COBRA compliance services. Second, the Company generates revenue from providing administration services with respect to benefits provided to retirees and inactive employees. Third, the Company generates revenue from providing administration services with respect to benefits provided to active employees.

     The first source of revenue for the Company, COBRA compliance services, is generated primarily from its qualifying event agreements with employers and through capitation agreements with insurance companies. Through qualifying event agreements, the Company receives a fixed, per occurrence fee from its customers for each qualifying event. A qualifying event occurs when an employee or his or her dependents experience a loss of coverage under a group healthcare plan. The amount of the fixed fee varies depending on the method of the qualifying event notification mailing, which is selected by the customer. Through capitation agreements, insurance companies designate the Company as the administrator of COBRA compliance for their group insurance clients that are subject to COBRA. The Company is paid a monthly fee for each employee covered by the group plan. The revenue generated under a capitation agreement is not dependent on the triggering of a qualifying event, but is determined based on the number of employees covered by the group plan at the beginning of each month. The Company also receives an administrative fee typically equal to 2% of the monthly health insurance premium that is paid by or on behalf of each continuant. In addition, the Company generates revenues from customers for additional COBRA compliance and healthcare administration services, both on a one-time and continuous basis. These additional revenues include new account fees paid to the Company when it is retained by a new customer. During fiscal 1995 and fiscal 1996, 83.8% and 69.9%, respectively, of the Company's revenues were attributable to the Company's COBRA compliance services.

     The second source of the Company's revenue is administration services with respect to benefits provided to retirees and inactive employees, including retiree healthcare, disability, surviving dependent, family leave and severance benefits. During fiscal 1995 and fiscal 1996, 7.2% and 15.7%, respectively, of the Company's revenues were attributable to the Company's administration services for retirees and inactive employees.

     The third source of the Company's revenue is administration services with respect to benefits provided to active employees. Through this service, the Company provides benefits administration services for active employees, such as enrollment, eligibility verification, QDRO administration, Flexible Spending Account administration and pension services. During fiscal 1995 and fiscal 1996, 9.0% and 14.4%, respectively, of the Company's revenues were attributable to benefits administration services for active employees.

     The Company has experienced significant growth in recent years, with revenues increasing from $9.0 million in fiscal 1993 to $31.2 million in fiscal 1996, and net income increasing from $952,000 in fiscal 1993 to $5.7 million in fiscal 1996.

     Cost of services includes direct personnel, occupancy and other costs associated with providing services to customers, such as mailing and printing costs. Selling, general and administrative expenses include administrative, marketing and certain other indirect costs. Other operating expenses primarily consist of certain software development costs.

RESULTS OF OPERATIONS
     The following table sets forth, for the periods indicated, the percentage of revenue represented by certain items reflected in the Company's statements of income as restated to reflect the acquisition by a pooling of interest.

-----------------------------------------------------------------------------

                                   1994       1995       1996
                                   ----       ----       ----
Revenue                           100.0%     100.0%      100.0%
Cost of services                   54.4       53.3        56.6
Selling,
 general &
 administrative
 expenses                          24.1       23.6        21.1
Other operating
 expenses                           2.7        2.0          .7
Acquisition costs                    --         --         1.2
                                  -----      -----       -----
Operating
 income                            18.8       21.1        20.4
Interest
 income (net)                     100.5      103.0       109.2
Income taxes                        7.3        9.3        11.4
                                  -----      -----       -----
Net income                         12.0%      14.8%       18.2%
                                  =====      =====       =====
-----------------------------------------------------------------------------

YEAR ENDED JULY 31, 1996
COMPARED TO
YEAR ENDED JULY 31, 1995

     Revenues increased $12.3 million, or 65.5%, to $31.2 million during the year ended July 31, 1996 from $18.8 million in the year ended July 31, 1995. Of the $12.3 million increase in revenues, $6.0 million was attributable to increased revenues from COBRA compliance services, $3.5 million was attributable to increased revenues from retiree/inactive employee benefits administration and approximately $2.8 million was due to increased revenues from active employee benefits administration.

     The COBRA compliance revenues increased primarily as a result of the addition of new customers and as a result of the acquisitions.

     The increase in revenues from retiree/inactive employee benefits administration was primarily attributable to the addition of new customers obtained by the Company and as a result of the acquisitions during the year ended July 31, 1996.

     The increase in revenues from active employee benefits administration was primarily attributable to the addition of new customers obtained by the Company and as a result of an acquisition during the year ended July 31, 1996.

     Cost of services increased 75.8% to $17.6 million during the year ended July 31, 1996 from $10.0 million during the year ended July 31, 1995. The increase in cost of services was attributable to the addition of data processing, information systems and customer service personnel to support growth as well as the result of the acquisitions. As a percentage of revenues, cost of services increased to 56.6% from 53.3% for the same period. This increase as a percentage of revenues resulted from increasing the operating infrastructure to support the Company's growth.

     Selling, general and administrative expenses increased 47.8% to $6.6 million during the year ended July 31, 1996 from $4.5 million in the year ended July 31, 1995. The increase in selling, general and administrative expenses was primarily attributable to the addition of marketing, management and administrative personnel to support the Company's growth. As a percentage of revenues, selling, general and administrative expenses decreased to 21.1% from 23.6% for the same periods. The decrease as a percentage of revenues resulted primarily from operating efficiencies from the allocation of these expenses over a larger revenue base.

     Other operating expenses decreased 41.8% to $218,000 during the year ended July 31, 1996 from $375,000 in the year ended July 31, 1995.

     Interest income increased $2.4 million, or 426.3%, to $3.0 million during the year ended July 31, 1996 from $573,000 in the year ended July 31, 1995. This increase is a result of the investment of the proceeds from the secondary stock offering completed in March 1996.

     Income taxes increased 102.9% to $3.6 million during the year ended July 31, 1996 from $1.8 million during the year ended July 31, 1995. The Company's effective tax rate remained the same for both periods at 38.6%.

     As a result of the foregoing, the Company's net income increased 103.1% to $5.7 million during the year ended July 31, 1996 from $2.8 million in the year ended July 31, 1995. Net income per share was $.49 for the year ended July 31, 1996 compared to $.28 for the prior year.

YEAR ENDED JULY 31, 1995
COMPARED TO
YEAR ENDED JULY 31, 1994

     Revenues increased $5.4 million, or 39.9%, to $18.8 million for the year ended July 31, 1995 from $13.5 million for the year ended July 31, 1994. Of the $5.4 million increase in revenues, $4.3 million was attributable to additional revenues from COBRA compliance services, $386,000 was due to additional revenues from retiree/inactive employee benefits administration and $655,000 was due to increased revenues from active employee benefits administration.

     COBRA compliance revenues increased primarily as a result of the addition of new customers, a higher rate of employee turnover experienced by the Company's customers and an increase in the average price for these services. These revenues also increased due to an increase in revenues from the 2% administration fee on monthly health insurance premiums collected from continuants during the year ended July 31, 1995 compared to the year ended July 31, 1994.

     The increases in revenues from retiree/inactive employee benefits administration and active employee benefits administration were primarily attributable to the addition of new customers obtained by the Company who were not customers of the Company during the year ended July 31, 1994.

     Cost of services increased 37.1% to $10.0 million for the year ended July 31, 1995 from $7.3 million for the year ended July 31, 1994. As a percentage of revenues, however, cost of services decreased to 53.3% for the year ended July 31, 1995 from 54.4% for the year ended July 31, 1994. The increase in cost of services was attributable to the addition of data processing, information systems and customer service personnel to support growth and an increase in operating expenses to service the additional revenues. The decrease as a percentage of revenues resulted from economies of scale associated with spreading certain fixed costs over a larger revenue base.

     Selling, general and administrative expenses increased 36.9% to $4.5 million for the year ended July 31, 1995 from $3.3 million for the year ended July 31, 1994 and as a percentage of revenues, remained fairly constant. The increase in selling, general and administrative expenses was primarily attributable to the addition of management, marketing and administrative personnel to support the Company's growth.

     Other operating expenses remained fairly constant for the year ended July 31, 1995 compared to the year ended July 31, 1994 and as a percentage of revenues, decreased to 2.0% from 2.7% for the same periods. The decrease as a percentage of revenues resulted from operating efficiencies associated with the allocation of these expenses over a larger revenue base.

     Income taxes increased 79.0% to $1.8 million for the year ended July 31, 1995 from $981,000 for the year ended July 31, 1994. The Company's effective tax rate remained fairly constant, increasing slightly to 38.6% from 37.8%. In fiscal 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The effect on the Company's consolidated financial statements of the adoption of SFAS No. 109 was insignificant. See Note B of notes to consolidated financial statements.

     As a result of the foregoing, the Company's net income increased 73.5% to $2.8 million for the year ended July 31, 1995 from $1.6 million for the year ended July 31, 1994. Net income per share was $.28 for the year ended July 31, 1995 compared to $.22 for the year ended July 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     In March 1996, the Company completed a secondary stock offering which provided, net cash after offering expenses, $151 million to its operations. Net cash provided by operating activities was $11.5 million for the year ended July 31, 1996 compared to $5.4 million for the same period of 1995. As of July 31, 1996 and 1995, the Company's working capital and current ratio were $145.8 million and 8.1-to-1 and $14.2 million and 2.1-to-1, respectively. The Company invests excess cash balances in short-term investment grade securities, such as money market investments, obligations of the U.S. government and its agencies and obligations of state and local government agencies.

     During the year ended July 31, 1996, the Company's capital expenditures were $15.8 million.

     The Company recently purchased a 110,000 square foot facility situated on
12.7 acres of land in Palm Harbor, Florida. The cost of improvements    to be
made by the Company to such facility has been estimated to be $5.8 million. Additionally during the past 12 months, the Company purchased 72 acres of land for $2.1 million in Tarpon Springs, Florida to hold for future expansion of operating facilities. Management estimates that as of July 31, 1996, approximately $12.0 million will be required in order for the Company to purchase equipment for and to upgrade the Company's information processing systems.

     The Company has a five-year, $15.0 million unsecured credit facility. The Company has agreed to maintain all of its assets free and clear of all liens, encumbrances and pledges, except purchase money security interests in specific equipment in an aggregate amount of less than $500,000 as long as the credit facility remains outstanding or any indebtedness thereunder remains unpaid. Interest on the principal balance outstanding under this line of credit accrues at a floating interest rate equal to the prime rate or, at the Company's option, to the 30-day London Interbank Offering Rate (LIBOR), plus an applicable interest rate margin between 1% and 2% based on certain financial ratios. The credit facility contains certain financial covenants requiring the maintenance of cash and cash equivalents and investments equal to or greater than customer account deposits, a funded debt to EBITDA ratio of a maximum of 2.25-to-1, a debt service coverage ratio of not less than 1.35-to-1, as well as the maintenance of a certain funded debt to tangible net worth ratio. As of July 31, 1996, the Company was in compliance with all such covenants and there were no amounts outstanding under the credit facility.

     The Company believes that its cash, investments, its cash flow from operations and the funds available from its credit facility will be adequate to meet the Company's expected capital requirements for the foreseeable future.

ABR INFORMATION SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME----------------------------------------------


                                                       Years ended July 31,
                                           -----------------------------------------------
                                              1994              1995              1996
                                           -----------       -----------       -----------

Revenue                                    $13,464,797       $18,834,636       $31,162,181

Operating expenses:
  Cost of services                           7,319,671        10,035,168        17,645,269
  Selling, general and administrative        3,249,890         4,448,319         6,575,390
  Other operating                              368,873           375,029           218,319
  Acquisition costs                                 --                --           361,198
                                           -----------       -----------       -----------
                                            10,938,434        14,858,516        24,800,176
                                           -----------       -----------       -----------

Operating income                             2,526,363         3,976,120         6,362,005

Interest income (expense):
  Interest income                               98,109           572,573         3,013,551
  Interest expense                             (33,312)               (4)         (141,406)
                                           -----------       -----------       -----------
                                                64,797           572,569         2,872,145
                                           -----------       -----------       -----------
Income before income taxes                   2,591,160         4,548,689         9,234,150

Income taxes                                   980,665         1,755,011         3,560,366
                                           -----------       -----------       -----------

  Net income                               $ 1,610,495       $ 2,793,678       $ 5,673,784
                                           ===========       ===========       ===========

Net income per share                       $       .22       $       .28       $       .49
                                           ===========       ===========       ===========

Weighted average shares outstanding          7,482,461        10,000,745        11,533,527
                                           ===========       ===========       ===========



        The accompanying notes are an integral part of these statements.

                                                  ABR INFORMATION SERVICES, INC.
---------------------------------------------------- CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                                     July 31,
                                                         -------------------------------
                                                             1995               1996
                                                         -----------        ------------

CURRENT ASSETS
  Cash and cash equivalents                              $19,403,090        $ 14,088,396
  Investments                                              4,974,035         147,111,102
  Accounts receivable, net of allowance for doubtful
    accounts of $26,202 and $38,894, respectively          2,507,956           3,870,539
  Prepaid expenses and other                                 717,990           1,282,952
                                                         -----------        ------------
      Total current assets                                27,603,071         166,352,989

PROPERTY AND EQUIPMENT, net                                2,447,119          14,539,898

SOFTWARE DEVELOPMENT COSTS, net of accumulated
    amortization of $128,388 and
    $220,535, respectively                                 2,984,736           6,181,973

GOODWILL, INTANGIBLES AND OTHER ASSETS, net                  155,766          15,498,745
                                                         -----------        ------------

TOTAL ASSETS                                             $33,190,692        $202,573,605
                                                         ===========        ============

                         LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
   Accounts payable                                      $   278,040        $    615,663
   Accrued expenses                                          893,110             762,442
   Customer accounts deposits                             11,783,187          18,019,405
   Unearned revenue                                          271,375             647,093
   Income taxes payable                                      184,968             483,663
                                                         -----------        ------------
       Total current liabilities                          13,410,680          20,528,266

 DEFERRED INCOME TAXES                                       567,041             895,555

 SHAREHOLDERS' EQUITY
   Preferred Stock - authorized 2,000,000 shares of
     $.01 par value; no shares issued                             --                  --
   Common Stock - authorized 20,250,000
     shares of $.01 par value; issued and outstanding,
     6,640,814 and 13,588,194 shares, respectively            66,408             135,882
   Additional paid in capital                             13,686,162         169,879,717
   Retained earnings                                       5,460,401          11,134,185
                                                         -----------        ------------

 TOTAL SHAREHOLDERS' EQUITY                               19,212,971         181,149,784
                                                         -----------        ------------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $33,190,692        $202,573,605
                                                         ===========        ============




        The accompanying notes are an integral part of these statements.

ABR INFORMATION SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY--------------------------------- YEARS ENDED JULY 31, 1994, 1995 AND 1996


                                                           Common Stock               Additional
                                                    --------------------------          Paid-in
                                                      Number           Amount           Capital
                                                    ----------        --------       ------------
Balance at July 31, 1993                             2,798,531        $ 27,985       $  1,659,001
   Exercise of stock options and warrants              438,524           4,385            896,814
   Redeemable preferred stock dividends                     --              --                 --
   Purchase and retirement of common stock                (383)             (4)            (3,548)
   Initial public offering, net of offering costs
       of $507,977                                   1,199,875          11,999         10,350,891
   Tax benefit related to exercise of certain
       stock options                                        --              --            499,193
   Net income                                               --              --                 --
                                                    ----------        --------        -----------
Balance at July 31, 1994                             4,436,547          44,365         13,402,351
   Common stock split                                2,165,931          21,659            (22,364)
   Exercise of stock options                            38,336             384            231,846
   Tax benefit related to exercise of certain
       stock options                                        --              --             74,329
   Net income                                               --              --                 --
                                                    ----------        --------        -----------
Balance at July 31, 1995                             6,640,814          66,408         13,686,162
   Common stock split                                3,248,882          32,489            (33,917)
   Exercise of stock options                           145,911           1,459            666,890
   Tax benefit related to exercise of certain
       stock options                                        --              --          1,426,563
   Shares issued in conjunction with acquisitions      132,712           1,327          3,048,848
   Secondary stock offering, net of offering costs
       of $381,092                                   3,419,875          34,199        151,085,171
   Net income                                               --              --                 --
                                                    ----------        --------        -----------
Balance at July 31, 1996                            13,588,194        $135,882       $169,879,717
                                                    ==========        ========       ============



                                                     Retained
                                                     Earnings             Total
                                                    -----------       ------------
Balance at July 31, 1993                            $ 1,066,301       $  2,753,287
   Exercise of stock options and warrants                    --            901,199
   Redeemable preferred stock dividends                 (10,073)           (10,073)
   Purchase and retirement of common stock                   --             (3,552)
   Initial public offering, net of offering costs
       of $507,977                                           --         10,362,890
   Tax benefit related to exercise of certain
       stock options                                         --            499,193
   Net income                                         1,610,495          1,610,495
                                                    -----------       ------------
Balance at July 31, 1994                              2,666,723         16,113,439
   Common stock split                                        --               (705)
   Exercise of stock options                                 --            232,230
   Tax benefit related to exercise of certain
       stock options                                         --             74,329
   Net income                                         2,793,678          2,793,678
                                                    -----------       ------------
Balance at July 31, 1995                              5,460,401         19,212,971
   Common stock split                                        --             (1,428)
   Exercise of stock options                                 --            668,349
   Tax benefit related to exercise of certain
       stock options                                         --          1,426,563
   Shares issued in conjunction with acquisitions            --          3,050,175
   Secondary stock offering, net of offering costs
       of $381,092                                           --        151,119,370
   Net income                                         5,673,784          5,673,784
                                                    -----------       ------------
Balance at July 31, 1996                            $11,134,185       $181,149,784
                                                    ===========       ============





        The accompanying notes are an integral part of these statements.

                                                  ABR INFORMATION SERVICES, INC.
-------------------------------------------CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Years ended July 31,
                                                                     ----------------------------------------------
                                                                       1994              1995               1996
                                                                     ---------        ----------         ----------
Cash flows from operating activities:
  Net income                                                         1,610,495        $2,793,678         $5,673,784
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                                    511,444           621,602          1,642,754
      Deferred income taxes                                             76,897           362,379            328,514
      Tax benefit related to exercise of certain stock options         499,193            74,329          1,426,563
      Increase in allowance for doubtful accounts                        6,078             8,649             12,692
  Change in operating assets and liabilities:
      Accounts receivable                                             (494,690)         (918,172)          (771,537)
      Prepaid expenses and other                                      (265,695)         (173,240)          (528,798)
      Income taxes recoverable                                        (176,165)          176,165                 --
      Other assets                                                     (58,531)          (61,942)            (8,953)
      Accounts payable                                                  14,875             8,660           (674,980)
      Accrued expenses                                                 346,147           420,601           (130,668)
      Customer accounts deposits                                     2,392,100         1,704,471          4,228,527
      Unearned revenue                                                      --           271,375             23,931
      Income taxes payable                                             (95,591)          134,573            298,695
                                                                   -----------       -----------       ------------
              Net cash provided by operating activities              4,366,557         5,423,128         11,520,524

Cash flows from investing activities:
  Additions to investments                                         (17,037,187)       (5,445,720)      (314,607,394)
  Maturities of investments                                                 --        17,508,872        172,470,327
  Additions to property and equipment                                 (994,011)       (1,135,622)       (12,537,101)
  Additions to software development costs                             (397,652)       (2,366,075)        (3,292,648)
  Collection of note receivable                                        250,000                --                 --
  Acquisitions, net                                                         --                --        (10,656,020)
                                                                   -----------       -----------       ------------
              Net cash provided by (used in) investing activities  (18,178,850)        8,561,455       (168,622,836)

Cash flows from financing activities:
  Proceeds from bank borrowings                                             --                --          6,000,000
  Principal payments under bank borrowings                            (602,525)               --         (6,000,000)
  Payments of redeemable preferred stock and dividends                (263,561)               --                 --
  Exercise of stock options/warrants                                   901,199           232,230            668,349
  Public offerings, net of cost                                     10,362,890                --        151,119,370
  Other                                                                 (3,552)             (705)              (101)
                                                                   -----------       -----------       ------------
              Net cash provided by financing activities             10,394,451           231,525        151,787,618
                                                                   -----------       -----------       ------------
Net increase (decrease) in cash and cash equivalents                (3,417,842)       14,216,108         (5,314,694)

Cash and cash equivalents at beginning of year                       8,604,824         5,186,982         19,403,090
                                                                   -----------       -----------       ------------
Cash and cash equivalents at end of year                           $ 5,186,982       $19,403,090       $ 14,088,396
                                                                   ===========       ===========       ============








        The accompanying notes are an integral part of these statements.

ABR INFORMATION SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS------------------------------------- JULY 31, 1994, 1995 AND 1996



NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS

ABR Information Services, Inc. (the "Company") is a leading provider of comprehensive benefits administration, compliance and information services to employers seeking to outsource their benefits administration functions. The Company believes it is the leading provider of COBRA compliance services. COBRA is a federally mandated law related to the portability of employee group health insurance. The Company also provides benefits administration services with respect to benefits provided to retirees and inactive employees, including retiree healthcare, disability, surviving dependent, family leave and severance benefits. Additionally, the Company provides benefits administration services with respect to benefits provided to active employees, including enrollment, eligibility verification, QDRO administration, HMO consolidation and pension services. These services are offered on either an "a la carte" basis or a total outsourcing basis, allowing customers to outsource certain benefits administration tasks which they find too costly or burdensome to perform in-house, or to outsource the total benefits administration function.

The financial statements have been restated to reflect the three-for-two stock splits completed July 1995 and February 1996 and an acquisition (see Note M) by a pooling of interest completed June 1996.

The Company is headquartered in Palm Harbor, Florida and provides information and support services to more than 21,000 employers including Fortune 500 companies, insurance companies and other employers. The Company's operations are in a single business segment, the information services business.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The financial statements include the accounts of ABR Information Services, Inc. and all of its subsidiaries. All material intercompany balances and transactions have been eliminated.

2. Revenue Recognition

Revenues are recognized when the related services have been provided. Advance payments received from customers for services not provided are included in unearned revenue. Cost of services includes personnel, occupancy and other costs associated with providing services to customers, such as mailing and printing costs.

3. Customer Accounts Deposits

As part of the services provided to customers, the Company bills and collects for its customers and maintains the funds in segregated accounts until the funds are remitted. For financial statement purposes the segregated funds are included in cash and investments (as the funds are not restricted) with the corresponding liability presented as customer accounts deposits.

4. Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of 30 days or less when purchased, as cash equivalents.

As of July 31, 1995 and 1996, substantially all of the Company's cash is invested in overnight repurchase agreements of mortgage-backed or government securities. The Company has a security interest in the specific investment underlying the repurchase agreements.

5. Investments

Effective August 1, 1994, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are classified as held-to-maturity investment

                                                    ----------------------------
debt securities. These are securities which the Company has the ability and positive intent to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts which are computed by the interest method. Gains and losses on the sale of investment securities are computed on the basis of specific identification of the adjusted cost of each security.

6. Contract Set-Up Costs

Under certain contractual arrangements with customers, the Company incurs set-up costs. These costs are capitalized and amortized, over the contract period but no longer than twelve months, using the straight-line method. As of July 31, 1995 and 1996 unamortized set-up costs of $300,367 and $370,335, respectively, are included in prepaid expenses. During 1994, 1995 and 1996, amortization of set-up costs totalled $301,919, $405,299, and $569,755, respectively.

7. Property and Equipment

Property and equipment is stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

8. Software Development Costs

Software development costs consist primarily of purchased software, consulting services, salaries and certain other expenses related to the development and modification of software capitalized in accordance with the provisions of SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of such cost begins only upon the establishment of technological feasibility as defined in SFAS No. 86. Such capitalized costs are amortized when the software is available to service customers using the straight-line method over an estimated life of four to five years or based on the ratio of current gross revenue to the anticipated gross revenue, whichever is greater, with amortization expense of $48,548, $52,217 and $95,411, for the years ended 1994, 1995 and 1996, respectively.

Software development costs that were expensed and not capitalized under SFAS No. 86 totalled $967,033, $1,138,639 and $1,312,653, for the years ended 1994,
1995 and 1996, respectively.

The Company estimates the cost to complete the current software projects will be $1.6 million.

9. Income Taxes

Deferred income taxes principally result from expensing certain software development costs for income tax return purposes while capitalizing and amortizing certain of these costs for financial statement purposes. In addition, accelerated depreciation methods used for income tax return purposes create deferred taxes.

Effective August 1, 1993, the Company implemented SFAS No. 109 "Accounting for Income Taxes" which requires an asset and liability method. The amounts calculated as a result of adopting SFAS No. 109 method had an insignificant effect on the Company's deferred income taxes and retained earnings, accordingly, no adjustment was required.

10. Net Income Per Share

Net income per share has been computed using the weighted average of the outstanding Common Stock plus the dilutive Common Stock equivalents (stock options and warrants), using the treasury or the modified treasury stock method (see Note G). Primary and fully diluted calculations result in the same net income per share.

ABR INFORMATION SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS------------------------------------- JULY 31, 1994, 1995 AND 1996



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

11. Reclassifications

Certain amounts have been reclassified to conform with the July 31, 1996 presentation.

12. Goodwill and Other Intangibles

Amortization is based upon the allocation of the total purchase price (see Note
M) and amortization periods, using the straight-line method, as follows:

                                                        Estimated
                                                         Useful
                                           Allocation     Lives
                                           ----------   ---------

               Non-competition agreements  $  600,000     5 years
               Contracts                    2,000,000    10 years
               Goodwill                    13,191,654    25 years


Amortization expense totalled $482,708 for the year ended July 31, 1996.

The Company measures impairment of the goodwill and other intangibles based upon the net present value of the cash flows estimated to be generated by those assets, compared to the assets' carrying value. Based on this measurement, no impairment exists.

13.  New Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board issued SFASNo. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This pronouncement requires impairment losses to be recorded on long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt SFASNo. 121 in the first quarter of fiscal 1997 and based on current circumstances, management does not believe the effect of the adoption will be material to the financial statements.

SFASNo. 123, "Accounting for Stock Based Compensation" was issued by the Financial Accounting Standards Board in October 1995. As it relates to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" to measure compensation or to adopt the fair value based method prescribed by SFAS No.
123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. SFAS No. 123's accounting recognition method can be adopted subsequent to the issuance of SFAS No. 123, with a mandatory implementation date of August 1, 1996, and would pertain to stock option awards granted or modified or settled for cash after August 1, 1995. If the Company elects to continue using the method under APB No. 25, SFAS No. 123's pro forma disclosures are required after August 1, 1996. Management has not completely analyzed the provisions of SFAS No. 123; accordingly, management has not determined whether or not SFAS No. 123's accounting recognition provisions will be adopted or APB No. 25's method will be continued. In addition, management has not yet determined the potential effect that SFAS No. 123's accounting provisions, if adopted, will have on the Company's financial statements.

14.  Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                                                    ----------------------------
NOTE C - INVESTMENTS

The amortized cost and estimated market value of held-to-maturity investment securities were as follows:

                                                                         July 31, 1996
                                                     ------------------------------------------------------------
                                                                        Gross           Gross
                                                      Amortized      Unrealized       Unrealized      Estimated
                                                         Cost           Gains           Losses       Market Value
                                                     ------------    ----------       ---------      ------------

Commercial Paper                                     $146,111,102    $       --       ($22,949)      $146,088,153
Obligations of states and local government agencies     1,000,000            --              --         1,000,000
                                                     ------------    ----------       ---------      ------------


    Total investment securities                      $147,111,102    $       --       ($22,949)      $147,088,153
                                                     ============    ==========       =========      ============

                                                                            July 31, 1995
                                                     ------------------------------------------------------------
                                                                        Gross           Gross
                                                      Amortized      Unrealized       Unrealized      Estimated
                                                         Cost           Gains           Losses       Market Value
                                                     ------------    ----------       ---------      ------------

Obligations of states and local government agencies  $4,886,166      $5,343           $      --      $4,891,509
                                                     ----------      ------           ---------      ----------
Accrued interest                                         87,869          --                  --          87,869
                                                     ----------      ------           ---------      ----------

    Total investment securities                      $4,974,035      $5,343           $      --      $4,979,378
                                                     ==========      ======           =========      ==========

As of July 31, 1995 and 1996, the maturities are within a twelve month time period. Actual maturities may differ from contractual maturities due to borrowers having the right to call or prepay obligations with or without call or prepayment penalties.

Interest earned on investment securities and cash and cash equivalents was $399,942, $1,214,971 and $3,846,102 for the years ended July 31, 1994, 1995 and
1996, respectively. A portion of these amounts is included in revenues and the remainder is reported separately as interest income in the consolidated statements of income.


NOTE D - PROPERTY AND EQUIPMENT


                                             July 31,
                                   ------------------------------
                                                                             Estimated
                                      1995                1996                 Life
                                   ----------         -----------            --------
Land and building                  $       --         $ 9,687,256            39 Years
Equipment                           2,978,671           6,518,977             5 Years
Furniture and fixtures                512,784             732,394            10 Years
Leasehold improvements                473,245             293,753       Life of Lease
                                   ----------         -----------
                                    3,964,700          17,232,380
Accumulated depreciation           (1,517,581)         (2,692,482)
                                   ----------         -----------
Total property and equipment, net  $2,447,119         $14,539,898
                                   ==========         ===========



Depreciation for the years ended 1994, 1995 and 1996, was $462,896, $569,386 and $1,064,635, respectively.

NOTE E - LINES OF CREDIT

Prior to January 30, 1996, the Company had $6.0 million in credit facilities available to it. Of the total amount, $1.0 million is for working capital needs, collateralized by a blanket security interest in Company assets other than accounts receivable, proprietary software and customer accounts deposits. Interest on the principal balance outstanding under this line of credit accrues at a floating interest rate equal to the prime rate. This line of credit must be paid down to a minimum balance of $1,000 for 30 days during its term and is subject to renewal on November 30, 1995. The remaining $5.0 million provides the Company with capital equipment lines of credit collateralized by the equipment purchased with advances against the lines. Interest on $2.0 million of this credit line accrues at a fixed interest rate at the time of funding equal to the prime rate. Interest on $3.0 million

ABR Information Services, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS------------------------------------- July 31, 1994, 1995 and 1996



NOTE E - LINES OF CREDIT - CONTINUED

of this credit line accrues at a fixed rate at the time of funding equal to the Treasury Note Rate plus 225 basis points. This facility contains financial covenants consisting of maintaining a debt service coverage ratio of not less than 1.75 to 1.0 and debt to tangible net worth of no more than .50 to 1.0.

On January 30, 1996, the Company entered into a five year, $15.0 million unsecured credit facility. The Company has agreed to maintain all of its assets free and clear of all liens, encumbrances and pledges, except purchase money security interests in specific equipment in an aggregate amount of less than $500,000 as long as the credit facility remains outstanding or any indebtedness thereunder remains unpaid. Interest on the principal balance outstanding under this line of credit accrues at a floating interest rate equal to the prime rate or, at the Company's option, to the 30-day London Interbank Offering Rate (LIBOR), plus an applicable interest rate margin between 1% and 2% based on certain financial ratios. The credit facility contains certain financial covenants requiring the maintenance of cash and cash equivalents and investments equal to or greater than customer account deposits, a funded debt to EBITDA ratio of a maximum of 2.25-to-1, a debt service coverage ratio of not less than 1.35-to-1, as well as the maintenance of a certain funded debt to tangible net worth ratio. As of July 31, 1996, the Company was in compliance with all such covenants and there were no amounts outstanding under the credit facility.


NOTE F - SHAREHOLDERS' EQUITY

Common Stock
The authorized Common Stock of the Company consists of 20,000,000 shares of voting Common Stock, and 250,000 shares of nonvoting Common Stock. The shares of nonvoting Common Stock have the same rights as the shares of voting Common Stock, except that the holders of nonvoting Common Stock are not entitled to vote on matters submitted to shareholders, except as required by applicable law. As of July 31, 1996, there were no shares of nonvoting Common Stock issued and outstanding. On July 13, 1995 and on February 19, 1996, the Company completed three-for-two stock splits and on June 28, 1996 the company completed an acquisition by a pooling of interest. The weighted average shares outstanding, earnings per share and stock options have been restated to reflect the stock splits and the acquisition by a pooling of interest.

Preferred Stock
The Board of Directors of the Company has the authority to issue up to 2,000,000 shares of Preferred Stock (par value of $.01 per share) in one or more series and to fix the number of shares constituting any such series and the rights and preferences thereof, including dividend rates, terms of redemption (including sinking fund provision), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such series. As of July 31, 1996, there were no shares of Preferred Stock issued and outstanding.


NOTE G - WARRANTS AND STOCK OPTIONS

The Company has established the 1987 and 1993 Stock Option Plans and the 1995 Non-Employee Director Stock Option Plan. Under the 1987 and 1993 Plans, 387,000 and 900,000 shares of Common Stock, respectively, have been authorized for issuance. Under the 1995 Plan, 75,000 shares of Common Stock have been authorized for issuance. During the years ended 1994, 1995 and 1996 all option prices at date of grant equaled or exceeded the estimated fair value of the Company's Common Stock as determined by the terms of the stock option plans.




                                                                    Shares                   Range of
                                                            -----------------------            Price
                                                            Voting        Nonvoting          Per share
                                                            ------        ---------          ---------
 Warrants
 Warrants outstanding at July 31, 1993                       7,139          428,099          $  .81
       Warrants granted                                         --               --          $   --
-----------------------------
       Warrants exercised                                   (7,139)        (252,675)         $  .81
       Warrants cancelled                                       --         (175,424)         $  .81
                                                             -----          -------
   Warrants outstanding at July 31, 1994, 1995 and 1996         --               --          $   --
                                                             =====          =======

                                ------------------------------------------------

                                                          Shares                Range of
                                                   ---------------------          Price
                                                   Voting      Nonvoting        Per share
                                                   -------     ---------      ------------
Options
  Options outstanding at July 31, 1993             968,337            --      $   .81-3.10
      Options granted                              136,017            --      $       4.13
      Options exercised                           (726,865)           --      $   .83-3.10
      Options cancelled                            (77,427)           --      $   .81-4.13
                                                   -------     ---------
  Options outstanding at July 31, 1994             300,062            --      $  1.24-4.13
      Options granted                              272,749            --      $ 8.17-12.97
      Options exercised                            (86,313)           --      $  1.24-4.13
      Options cancelled                            (19,697)           --      $  2.07-8.17
                                                   -------     ---------
  Options outstanding at July 31, 1995             466,801            --      $ 2.07-12.97
      Options granted                              285,188            --      $13.53-33.25
      Options exercised                           (145,911)           --      $  2.07-8.17
      Options cancelled                            (22,224)           --      $ 4.13-13.53
                                                   -------     ---------
  Options outstanding at July 31, 1996             583,854            --      $ 4.13-33.25
                                                   =======     =========

As of July 31, 1996, all outstanding options were exercisable, except for options to purchase 278,933 shares at prices ranging from $12.97 to $33.25 per share.

NOTE H - INCOME TAXES


                                                                            Years ended July 31,
                                                                --------------------------------------------
                                                                   1994             1995             1996
                                                                ----------       ----------       ----------
   Currently payable:
       Federal                                                  $  344,738       $1,112,399       $1,492,683
       State                                                        59,837          205,904          312,606
                                                                ----------       ----------       ----------
                                                                   404,575        1,318,303        1,805,289

   Deferred                                                         76,897          362,379          328,514
   Tax benefit from the exercise of certain stock options          499,193           74,329        1,426,563
                                                                ----------       ----------       ----------
   Total income tax provision                                   $  980,665       $1,755,011       $3,560,366
                                                                ==========       ==========       ==========


Reconciliation of the federal statutory income tax rate of 34.0% to the effective income tax rates are as follows:

                                                                                 Years ended July 31,
                                                                       -------------------------------------
                                                                       1994            1995             1996
                                                                       ----            ----             ----
Federal statutory income tax rate                                     34.0%            34.0%            34.0%
State income taxes, net of federal income tax benefit                  3.6%             3.6%             3.6%
Tax-exempt interest                                                     --             (2.2)            (0.4)
Acquisition costs                                                       --               --%             3.4%
Other                                                                  0.2              3.2             (2.0)
                                                                      ----             ----             ----
Effective income tax rate                                             37.8%            38.6%            38.6%
                                                                      ====             ====             ====

ABR INFORMATION SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-------------------------------------- JULY 31, 1994, 1995 AND 1996



NOTE H - INCOME TAXES - Continued

Deferred tax asset and liability components were as follows:

                                                            July 31,
                                                ---------------------------
                                                   1995             1996
                                                ----------       ----------
  Deferred tax assets:
      Net operating loss carryforward (1)       $       --       $  428,000
      Reserve for doubtful accounts                  9,856           35,900
                                                ----------       ----------
                                                     9,856          463,900
  Deferred tax liabilities:
      Depreciation                                  86,366          199,900
      Software development costs                   473,940        1,159,555
      Other                                         16,591             --
                                                ----------       ----------
                                                   576,897        1,359,455
                                                ----------       ----------

  Net deferred tax liability                    $  567,041       $  895,555
                                                ==========       ==========


 (1) Relates to approximately $1.1 million of net operating losses of an acquired subsidiary, which expire in 2001. This transaction resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently a portion of the acquired subsidiary's net operating loss carryforward is subject to a yearly limitation on its utilization which can only be applied against future income of the acquired subsidiary. The Company believes that it will obtain the future income to fully utilize the net operating loss, thus no valuation allowance has been recorded for the net operating loss carryforward.


NOTE I - COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancellable leases which are accounted for as operating leases. The leases are subject to an escalation clause using a CPI index. The leases expire between February 1997 through May 2005.

Future minimum lease payments under noncancellable operating leases are as follows as of July 31, 1996:


                             July 31,
                             ----------
                             1997        $1,178,201
                             1998           773,126
                             1999           564,786
                             2000           196,031
                             2001           196,815
                             Thereafter     783,191


Rent expense for all operating leases for the years ending July 31, 1994, 1995 and 1996 was $613,106, $673,391 and $1,129,738 respectively.

The Company has a commitment totalling $5.8 million for the cost of improvements to be made to an operating facility.

The Company is engaged in litigation arising from the ordinary course of business. In the opinion of management, the ultimate outcome of litigation will not have a material impact on the Company's financial position.


NOTE J - INCENTIVE BONUS PLAN AND SAVINGS PLAN

Effective January 1, 1992, the Company established a defined contribution savings plan (the "Savings Plan") covering substantially all employees. The Savings Plan consists of an employee elective contribution and a company matching contribution for each eligible participant. The Company's matching contribution is determined by the Board of Directors on a discretionary basis. The Company's contributions under the Savings Plan in fiscal 1994, 1995 and 1996 were approximately $54,000, $124,500 and $167,969, respectively.

                                             -----------------------------------

Effective August 1, 1993, the Company adopted an incentive bonus plan (the "Incentive Bonus Plan"), which provides for the discretionary payment of annual incentive awards to key employees from a pool equal to 10% of the Company's pre-tax profits (income before income taxes), adjusted upward or downward based on the attainment of pre-established goals related to the Company's pre-tax margin (income before income taxes divided by revenues) and its revenue growth (based on annual increases in revenues). Payments under the Incentive Bonus Plan are discretionary, based on the determination of the Board of Directors of the Company and are subject to certain limitations as provided in the Incentive Bonus Plan. In fiscal 1994, 1995 and 1996, $462,047, $777,633 and $790,000, respectively, of incentive bonus was expensed.


NOTE K - MAJOR CUSTOMER

During fiscal 1996, one of the Company's customers accounted for approximately 15% of revenues. This customer became a client of the Company as a result of the New Jersey acquisition. Assuming the acquisition had occurred on August 1, 1995, approximately 21% of revenue would have been derived from this customer. In fiscal 1994 and 1995, no individual customer accounted for 10% or more of revenues.


NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the quarterly periods of fiscal 1994, 1995 and 1996:


      1994                        First             Second           Third           Fourth
      -----------                ----------       ----------       ----------       ----------
      Revenue                    $2,959,352       $3,240,965       $3,488,320       $3,776,160
      Operating income              534,337          603,701          672,371          715,954
      Net income                    333,013          370,698          416,313          490,471
      Net income per share       $      .05       $      .05       $      .06       $      .06

      1995
      ----------
      Revenue                    $4,321,754       $4,493,809       $4,734,637       $5,284,436
      Operating income              876,305          912,000          985,361        1,202,454
      Net income                    628,655          660,050          696,135          808,838
      Net income per share       $      .06       $      .07       $      .07       $      .08

      1996
      ----------
      Revenue                    $5,614,304       $6,851,136       $9,067,901       $9,628,840
      Operating income            1,138,977        1,597,305        1,768,907        1,856,816
      Net income                    783,436        1,047,632        1,645,273        2,197,443
      Net income per share       $      .08       $      .10       $      .14       $      .16


NOTE M - ACQUISITIONS

New Jersey Acquisition
On December 15 1995, the Company acquired all of the outstanding capital stock of Bullock Associates, Inc., which was subsequently renamed ABR Benefits Services, Inc. ("BSI"), for $12.5 million, with an additional $2.0 million payable upon the attainment of certain revenue requirements during 1996 and 1997. This acquisition was accounted for as a purchase. BSI is located in Princeton, New Jersey and provides COBRA administration, retiree insurance administration, insurance continuation billing and collection, pension benefits administration services, QDRO (Qualified Domestic Relations Order) administration and educational benefit administration services as well as administration for other employee benefits programs such as employee discount plans, adoption programs, program rebates and emergency loans.

ABR INFORMATION SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-------------------------------------- JULY 31, 1994, 1995 AND 1996



NOTE M - ACQUISITIONS - Continued

California Acquisition
Effective February 1, 1996, the Company acquired all of the outstanding capital stock of Total Cobra Services, Inc. ("TCS") for 132,712 shares of restricted Common Stock. This acquisition was accounted for as a purchase. TCS is located in Irvine, California and provides COBRA administration and retiree billing services. For the fiscal year ended December 31, 1995, TCS had revenues of less than $2 million. Pro forma information is not provided for TCS as it is not a significant acquisition.

Virginia Acquisition
On June 28, 1996, the Company completed a merger of The L.P. Baier Company ("LPB") where 143,010 shares of the Company's stock was exchanged for all of the outstanding stock of LPB. LPB is located in Fairfax, Virginia and provides primarily FSA (Flexible Spending Account) administrative services and COBRA administration. The merger was accounted for as a pooling of interest, and accordingly, the accompanying financial statements have been restated to include the accounts and operations of LPB for all periods prior to the merger, including restating the retained earnings at July 31, 1993 to reflect the difference between the par value of the Company stock issued and the total shareholders' equity of LPB.

Separate results of the combining entities for previously reported periods are as follows:


                                                                     Years ended July 31
                                                         ---------------------------------------------
                                                          1994               1995             1996
                                                         -----------      -----------      -----------
                 Revenue
                   ABR Information Services, Inc.        $12,129,233      $16,692,376      $28,449,980
                   The L.P. Baier Company                  1,335,564        2,142,260        2,712,201
                                                         -----------      -----------      -----------
                                                         $13,464,797      $18,834,636      $31,162,181
                                                         ===========      ===========      ===========
                 Net Income
                   ABR Information Services, Inc.        $ 1,595,652      $ 2,641,788      $ 5,578,144
                   The L.P. Baier Company                     14,843          151,890           95,640
                                                         -----------      -----------      -----------
                                                         $ 1,610,495      $ 2,793,678      $ 5,673,784
                                                         ===========      ===========      ===========

In connection with this merger, $361,198 of acquisition costs were incurred and have been charged to expense in the fourth quarter.

The following pro forma balances have been derived from the historical financial statements of the Company and BSI and adjusts such information to give effect to the acquisition of BSI. The balances for the years ended July 31, 1994, 1995, and 1996 assume that the acquisition of BSI occurred on August 1, 1993. The unaudited pro forma financial information is not necessarily indicative of the results which would actually have occurred had the transaction been in effect on the dates and for the periods indicated or which may result in the future.


                                          Years ended July 31
                                -------------------------------------
                                  1994           1995          1996
                                -------         -------       -------
                                 (in thousands except per share data)
     Revenue                    $20,864         $27,819       $34,740
     Operating income             4,430           5,840         7,245
     Net income                   2,339           3,483         6,015
     Net income per share       $   .31         $   .35       $   .52

                              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
ABR Information Services, Inc.


We have audited the accompanying consolidated balance sheets of ABR Information Services, Inc. as of July 31, 1995 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABR Information Services, Inc. as of July 31, 1995 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles.




                                                GRANT THORNTON LLP
Tampa, Florida
September 13, 1996


                                                        MARKET PRICE INFORMATION




The following table sets forth the high and low sale price of the Company's Common Stock since its initial public offering on May 26, 1994 as reported by Nasdaq and restated for the three-for-two stock splits completed on July 13, 1995 and February 19, 1996:


                                 1996                            1995                           1994
                     -------------------------       --------------------------       -------------------------
                        High            Low             High             Low            High             Low
                     ---------       ---------       --------         ---------       --------         --------
First Quarter        $19 53/64       $      13        $7 7/32         $ 4 57/64       $     --         $    --
Second Quarter        32 53/64        19 21/64        9 35/64            6 7/64             --              --
Third Quarter               63        32 11/64        11 7/32           9 21/64             --              --
Fourth Quarter              65              38       15 43/64          10 25/32        5 53/64         4 35/64
Year                        65              13       15 43/64           4 57/64        5 53/64         4 35/64


The Company has never declared nor paid any cash dividends on the Common Stock. The Company currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

CORPORATE AND SHAREHOLDER INFORMATION-------------------------------------------


CORPORATE HEADQUARTERS
ABR Information Services, Inc.
34125 U.S. Highway 19 North
Palm Harbor, FL 34684-2116
813-785-2819

INTERNET ADDRESS
http://www.abr.com

ANNUAL MEETING
The Annual Meeting of ABR Information Services, Inc. will be held at
10:00 a.m. (EST) on December 6, 1996, at the Hyatt Regency Westshore in Tampa, Florida

FORM 10-K
A copy of the ABR Information Services, Inc. annual report to the Securities and Exchange Commission on Form 10-K may be obtained without cost by request from the Corporate Headquarters, Attention: Investor Relations

LISTING
The Company's Common Stock trades on The Nasdaq Stock Market under the symbol ABRX

TRANSFER AGENT AND REGISTRAR
First Union National Bank
Shareholder Services Group
230 South Tryon Street, 11th Floor
Charlotte, North Carolina 28288-1153
800-829-8432

LEGAL COUNSEL
Foley & Lardner
Tampa, Florida

Proskauer Rose Goetz & Mendelsohn LLP
New York, New York

INDEPENDENT AUDITORS
Grant Thornton LLP
Tampa, Florida

SHAREHOLDER INFORMATION
ABR Information Services, Inc.
34125 U.S. Highway 19 North
Attention: Investor Relations
Palm Harbor, FL 34684-2116
813-785-2819

STOCK PRICE PERFORMANCE*-------------------------------------------------------

                                   [GRAPH]
                              5/26/94 - 7/31/96

*As restated for the three-for-two stock splits completed on July 13, 1995 and
                              February 19, 1996.

----------------------------------------------------------DIRECTORS AND OFFICERS


BOARD OF DIRECTORS


JAMES E. MACDOUGALD
Chairman of the Board,
President and Chief Executive Officer
ABR  Information Services, Inc.

VINCENT ADDONISIO
Executive Vice President,
Treasurer and Chief Financial Officer
ABR  Information Services, Inc.

THOMAS F. COSTELLO
Chairman and Chief Executive Officer
The  Costello Group

MARK M. GOLDMAN
Vice Chairman
Phone Programs, Inc.

SUZANNE M. MACDOUGALD
Senior Vice President and Secretary
ABR  Information Services, Inc.


OFFICERS OF ABR INFORMATION SERVICES, INC.


JAMES E. MACDOUGALD
Chairman of the Board,
President and Chief Executive Officer

VINCENT ADDONISIO
Executive Vice President,
Treasurer and Chief Financial Officer

SUZANNE M. MACDOUGALD
Senior Vice President and Secretary

ROBERT H. PARISEAU
Vice President

REVA R. MASKEWITZ
Controller


SUBSIDIARY OFFICERS


ABR COBRASERV, INC.

DENNIS A. SWEENEY
President

RANDOLPH C. METCALFE
Executive Vice President

KIMBALL S. ANDERSON
Senior Vice President-Sales and Marketing

LAUREN M. RINGUETTE
Senior Vice President

ANDREW D. SWENSON
Senior Vice President and Chief Information Officer

BRIAN R. ANNIS
Vice President

SHARI N. ARZATE
Vice President-New Major Accounts

DAGMAR S. DE STEFANO
Vice President-New Major Accounts

JOHN DOYLE
Vice President

KARLENE K. DUNKELBERGER
Vice President

DENISE A. ELKO
Vice President-New Major Accounts

PATRICK R. MANDERS
Vice President-Promotion and Communications

REVA R. MASKEWITZ
Vice President-Finance

ABR BENEFITS SERVICES, INC.

W. CARL BULLOCK
President

BARBARA A. BIASOTTI
Vice President-Customer Relations

NANCY L. CLARK
Vice President-Finance

THE L.P. BAIER COMPANY

RICK L. SNYDER
President

TINA A. MCINTOSH
Executive Vice President

ABR NATIONAL SERVICE CENTER, INC.

WILLIAM R. POVILUS
President

TOTAL COBRA SERVICES, INC.

WILLIAM E. EVANS
President

ABR PROPERTIES, INC.

JOSEPH C. LUKASON
President

30