Form 10-K, Exhibit 13
period 1997-07-31
ABR INFORMATION SERVICES INC
filed 1997-10-28
CIK 920985

                                                                    EXHIBIT 13.1

              1997 ANNUAL REPORT OF ABR INFORMATION SERVICES, INC.

                                                                            1997

                                                                   ANNUAL REPORT


                                                  ABR INFORMATION SERVICES, INC.

A STRATEGY OF GROWTH


CONTENTS

 1  Financial Highlights
 2  Letter to Shareholders
 3  1997 Accomplishments
 4  Company Overview
10  Selected Financial Data
11  Management's Discussion & Analysis
14  Consolidated Statements of Income
15  Consolidated Balance Sheets
16  Consolidated Statements of
    Shareholders' Equity
17  Consolidated Statements of Cash Flows
18  Notes to Consolidated Financial Statements
29  Report of Independent CPA
30  Market Price Information
31  Corporate and Shareholder Information
32  Directors and Officers


ABR Information Services, Inc. is a company that has distinguished itself in the marketplace through a history of rapid growth.

In the field of Portability Administration Services, ABR has excelled. When a new law called COBRA (the Consolidated Omnibus Budget Reconciliation Act) took effect in 1986, ABR was among the first to offer comprehensive services to deal with its requirements on behalf of employers. ABR's CobraServ operation is now the largest independent COBRA compliance service provider in the country. Subsequently, when another new law called HIPAA (Health Insurance Portability and Accountability Act of 1996) began its phase-in period in 1997, ABR responded by leveraging its existing systems to quickly provide compliance services to its existing client base. Now, ABR believes that it is the largest independent provider of HIPAA compliance services in the nation.

ABR's ability to quickly adapt to marketplace opportunities and client demands defines our strategy of growth. This responsiveness has enabled us to position ourselves favorably to benefit from one of today's largest business trends -- benefits administration outsourcing. No longer limited to a single niche of the employee benefits administration industry (COBRA compliance), ABR's suite of services has expanded to encompass more than 20 service lines that address the many needs of the $10 billion potential market for full-range benefits administration services.

In contrast to its primary competitors, consultants and insurance carriers, ABR takes a service bureau approach to the business -- offering efficiency and value through economies of scale, technology and location.

A final element of ABR's growth strategy is the accumulation of complementary and supplementary resources through acquisition. To date, key acquisitions have expanded the scope of ABR's service capabilities, significantly enhanced revenues and opened doors to major business opportunities.

ABR continues to actively pursue major opportunities in the rapidly developing benefits outsourcing market. We expect to continue our success through a well-planned "Strategy of Growth."

                                                           *FINANCIAL HIGHLIGHTS
                                            (In Thousands Except Per Share Data)


---------------------------------------------------------------------------------------------
Results of Operations - Year Ended July 31,                  1996          1997      Change
---------------------------------------------------------------------------------------------
Revenue                                                    $31,162       $50,079       60.7%

Operating income                                           $ 6,362       $12,135       90.7%

Net income                                                 $ 5,674       $12,229      115.5%

Net income per share                                       $   .25       $   .44       76.0%

Weighted average shares outstanding, primary                23,067        27,815       20.6%

       [CHART]                                       [CHART]


       [CHART]                                       [CHART]

   *Restated for a two-for-one stock split completed on February 19, 1997.

TO OUR SHAREHOLDERS



[PICTURE]


James E. MacDougald
Chairman of the Board
President and Chief Executive Officer


Fiscal 1997 was a great year for ABR. Revenues were $50.1 million, an increase of 60.7% from the prior year, and profits increased to $12.2 million, up 115.5% from 1996. For our shareholders, these numbers translated into earnings per share of $.44, up 76% in fiscal 1997. Further, we believe our three-plus year track record as a public company is unparalleled in our industry. Since going public in 1994, ABR has posted 14 consecutive quarters of revenue growth over 30% and compound annual profitability increases of 110%. To our original public shareholders, this financial performance has translated into an 1150% increase in the value of their ABR common stock as of July 31, 1997. As we look forward into 1998 and beyond, the strength of ABR's financial condition, including $156 million in cash and investments, zero debt, and a current ratio of 6.1 to 1, positions us to take full advantage of the continuing trend toward outsourcing and our enviable status as the industry leader in benefits outsourcing administration.

During 1997, we added to our core services in a number of exciting ways. First, federal legislation mandated compliance with the Health Insurance Portability and Accountability Act of 1996 (HIPAA) for most American employers. The short- and long-term benefits to ABR from the enactment of HIPAA are profound. Foremost, we believe HIPAA entrenches COBRA as the driver of healthcare portability. As the nation's leading provider of COBRA services, we were able to leverage our technology, compliance expertise and large client base to leap to the forefront of HIPAA outsourcing administration. Longer-term, we feel the effect of our combined portability product (COBRA and HIPAA) will continue to be the driving engine of ABR's industry dominance. In addition, ABR also added 401(k) and state "mini-COBRA" administrative services in 1997. The extension of our services into these growing service areas meshes well with our existing core compliance competencies.

Late in 1997, our vision of the benefits outsourcing operations center of the future became reality. ABR Center, a 118,000 square foot state-of-the-art facility, opened on-time and on-budget in May. In addition, shortly after our fiscal year-end, we announced the acquisition of a 380,000 square foot complex in St. Petersburg, Florida, sufficient to serve our needs for the next 3-5 years.

Subsequent to year-end, ABR consolidated its five operating subsidiaries into a single operating unit, ABR Benefits Services, Inc. This new name better represents our mission, to be a large, national benefits outsourcing administrator. To our customers, this change will be seen in a merged marketing and service presence. To our valued shareholders, this change typifies the theme of this year's annual report, "A Strategy of Growth." Through this and other changes, we believe that 1998 will continue our trend of being "ABR's best year ever." We appreciate your support for this and the upcoming year.

Cordially,


/s/ James E. MacDougald

1997 ACCOMPLISHMENTS


- Fourteen consecutive record quarters of more than 30% growth in revenues.

- Fourteen consecutive quarters of meeting or exceeding analysts' consensus earnings estimates.

- Increased analyst coverage to four nationally-known brokerage firms: Robert W. Baird, Montgomery Securities, Raymond James and Salomon Brothers.

- Stock split two-for-one on February 19, 1997.

- Customer base increased to more than 25,000 employers.

- Integrated operations of three subsidiaries into Florida location.

- Opened ABR Center, believed to be the nation's largest operations center devoted to employee benefits administration outsourcing.

- Achieved full integration of several complementary technologies, including OCR (Optical Character Recognition), IVR (Interactive Voice Response), and EDI (Electronic Data Interchange).

- Implemented internally-developed software applications to greatly increase efficiency, including Double Data Entry (DDE), Automated Fax-Back and Electronic Client Notification systems.

- Named by Forbes magazine for the third year in a row as one of the "200 Best Small Companies in America."

- Launched new service lines to administer requirements of the Health Insurance Portability and Accountability Act of 1996 (HIPAA), 401(k) plans and state-mandated portability laws.

                            IMPROVING PROFIT MARGINS

                                    [GRAPH]

                            REVENUE DIVERSIFICATION

                                    [GRAPH]

                              A STRATEGY OF GROWTH

MARKET LEADERSHIP

Through our growth and the breadth of our expertise and service offerings, ABR has secured its leadership position in the benefits administration outsourcing industry. We are one of the industry leaders in revenues, and our client base and resources devoted exclusively to benefits administration outsourcing are impressive. We believe such leadership can only be achieved through years of developing systems, procedures and staff. Our experience puts us at the leading edge of our industry.


As ABR continues to leverage its existing capabilities and grow from a starting point that our competition is still trying to attain, we believe we can further solidify our position of industry leadership.


ABR enjoys a competitive advantage through the realization of economies of scale and technology. These economies are a direct result of our growth -- and, in turn, they facilitate continued, more efficient growth. We continuously leverage these economies when responding to a new market opportunity, such as HIPAA, by being able to respond more quickly, offer greater value, and adapt our existing systems to these demands. These capabilities distinguish ABR from its competitors.


An additional distinction that sets ABR apart from its competition is that we operate as a true service bureau. Whereas many of our competitors derive a substantial portion of their revenues from consultation and planning services, or often sell administration services as a non-core service accommodation to their

                               MARKET POTENTIAL

                             Benefits Administration
                            Outsourcing Opportunity
                                  $10 Billion

                                    Existing
                                    Business
                                  $50 Million

                                   [CHART]


                                  [PICTURE]

- Providing 20 different benefits administration services, all of which are available "a la carte."

- Serving more than 25,000 employers and their employees, dependents and retirees.

- Portability prospect universe of more than 650,000 employers with more than 20 employees.

- More than 12,000 large employer prospects who employ more than 1,000 employees each.

-    Most employers, approximately 94%, administer in-house.

- Increasingly complex government regulations make in-house administration by employers more difficult.

- State-of-the-art technology in place provides competitive advantage and barrier to entry.

-    Blue chip customer base with approximately 100 of Fortune 500 companies.

clients, ABR derives its revenue from our core competency of supplying fist-rate administration services.

Given our commitment to benefits administration outsourcing, we offer something far different than many of our competitors -- independence. Every dollar invested in a relationship with ABR goes directly toward providing administrative services -- and not proprietary insurance or consulting products. Our goal is to sell benefits administration services. Therefore, we provide the highest possible value by delivering the maximum amount of administrative work for each dollar spent by our clients.


                                   [PICTURE]

This distinction is much more significant than a simple difference in our advertising, positioning or mission statements. The value of our service bureau status is the advantage it provides in competitive bidding situations. In this regard, we enjoy an extremely high success rate. As a result, we have taken on numerous large-scale benefits administration outsourcing contracts with major employers -- approximately 100 of the Fortune 500 companies. To date, our commitment to administrative excellence has propelled the expansion of our benefits administration outsourcing operations beyond even our optimistic projections.


                                   [PICTURE]

This year, our leadership position was clearly demonstrated following the enactment of a new law -- the Health Insurance Portability and Accountability Act (HIPAA) -- which imposed new benefits administration mandates on more than
5.5 million employers in the U.S. We were able to rapidly modify our systems to fulfill the administrative requirements of the new law, then quickly communicate with the market to offer expertise that could not be found elsewhere. By offering rapid compliance with extremely tight deadlines, ABR established itself as the market leader in HIPAA compliance services within months of the issuance of the law's interim final regulations.

We believe ABR is in a strong position to further leverage its leadership position in the area of portability administration services and to establish itself as a market leader among each of the specialized areas of benefits administration that we are targeting. In each, we expect to apply our capabilities, leverage and resources to gain an immediate advantage.

A STRATEGY OF GROWTH

INFRASTRUCTURE AND RESOURCES

Facilities -- and their location -- have always been factors critical to ABR's success. Our headquarters location in west-central Florida provides us fixed cost advantages that provide immediate savings over administration costs experienced by employers elsewhere in the country.


In response to our rapid growth, ABR has embarked on a program of rapidly-expanding physical infrastructure. In May 1997, ABR completed a major renovation and moved into the 118,000 square foot ABR Center -- the only facility we know of designed specifically for the purpose of employee benefits administration. ABR Center is operated as a "hot site" and configured with a special disaster recovery area -- literally a hardened bunker with reinforced concrete and the ability to remain operational under virtually any circumstances. Specially constructed features of the bunker include dual power and telephone feeds and redundant information systems which ensure continuous operation. Other facilities have been purchased to accommodate our rapid expansion for the coming years, with an additional 380,000 square feet of office space purchased in October 1997 available to meet our needs starting in late 1998.


                                   [PICTURE]

ABR has also established a physical presence nationally with sales and service centers on the East and West Coasts of the United States, as well as in Florida. This geographic diversity affords ABR ready access to prospective business regardless of the area of the country. Sales functions take place in all ABR locations, while several back-office operations have been consolidated in Florida for greater efficiency.


Strategic growth requires more than facilities -- it requires capabilities that are in demand in the marketplace. ABR is a company built on capabilities and commitment that cannot be found elsewhere. The best people. Compliance expertise. The best information systems, refined through ten years of operations. Our experience in the industry puts us years ahead of our competition.


This expertise has been developed internally and acquired by recruiting the best industry talent available. It is supported by the latest technology. Our practices are kept current through daily online research into the industry's most comprehensive databases of legal, legislative and industry research. Our information systems make that research instantly accessible at the touch of a key. Through continual training, all ABR staff members are kept current on industry trends and compliance requirements. Also, our customer service department is fully equipped to provide timely and accurate answers for clients and their employees who call on us for our expertise.


Technology fuels the flow of information to and from our operations. At the heart of our systems is one of the most powerful client-server computer platforms available in the world. Our system can be accessed 24 hours a day via Interactive Voice Response (IVR) technology,

                                   [PICTURE]

                                   [PICTURE]

                                   [PICTURE]

supplemented by automated fax-back fulfillment of information requests. Electronic Data Interchange (EDI) systems and Optical Character Recognition
(OCR) aid in the processing of hundreds of thousands of documents on an ongoing basis. Wherever possible, online communications is being phased in as a replacement for paper transactions. When data is obtained, much of it is "double-entered" and cross-verified to ensure accuracy -- especially where legal compliance is of concern.


At the heart of ABR's operations is the new ABR Center (above)--the only facility we know of designed and remodeled specifically for the purpose of benefits administration. Service center facilities are also located in Virginia, New Jersey and California.




[PICTURE]                       [PICTURE]                        [PICTURE]

A STRATEGY OF GROWTH


CAPABILITIES AND SERVICES

ABR has targeted key areas of benefits administration most commonly needed by employers of all sizes -- with the goal of providing all of those services through a "one-stop" benefits administration outsourcing resource. Capabilities to perform those services are being developed or acquired at a rapid pace. Some of this development is being fueled by the needs of clients who have already entered into multi-service benefits administration outsourcing arrangements with ABR. Other capabilities are added as we acquire complementary businesses with extensive experience in specialized benefits administration fields.


All of our services are available "a la carte." Delivery of our services is transparent to our clients and to their employees and dependents, although various ABR operations throughout the country may be involved in the administrative activities required. Delivery of our services is enhanced through an integrated system that takes advantage of ABR's expertise, systems, and the efficiency of its operations.


Our services fall into three categories:


Portable Healthcare -- ABR delivers employee health benefits "portability" administration services primarily through its CobraServ operation, the nation's largest independent COBRA and HIPAA compliance service bureau. ABR helps employers deal with these two complex federal portability laws by performing the most difficult, time-consuming and risky aspects of these laws on their behalf. We also perform administrative functions related to state-level COBRA-like portability laws.



[PICTURE]      [PICTURE]


Retiree and Inactive Employee Services--ABR assists employers by servicing the benefits needs of their ex-employees and their dependents. Employers must deliver their benefits commitments to these individuals, but must also retain a primary focus on their active employees, dependents and operations. ABR provides services such as retiree billing, vestee servicing, retiree services, open enrollment administration and general billing services for non-employees.

Active Employee Administration -- Represents the largest and fastest-growing market opportunity for ABR. Presently, ABR offers services to virtually every employer, including:

Enrollment and Eligibility --
     maintaining, updating and servicing clients' central benefits eligibility databases;

Employee Communications Services --
     creating and disseminating benefits-related employee communications;

Open Enrollment Administration --
     coordinating new enrollments, re-enrollments and changes of group health benefit option selections;

Section 125 Administration --
     helping employers structure their benefits programs with tax-exempt status, with services including Premium-Only Plan and Flexible Spending Account
     (FSA) administration;

FMLA Administration --
     meeting benefits continuation requirements of the Family Medical Leave Act;

QDRO Administration --
     administering Qualified
     Domestic Relations Orders;

QMCSO Administration --
     administering Qualified
     Medical Child Support Orders;

Qualified Plan Services --
   providing defined contribution/ 401(k) pension plan administration;

Education and Family Services --
   administering emergency loan,
   tuition reimbursement and educational loan programs.

[PICTURE]

[PICTURE]

[PICTURE]

[PICTURE]

Selected Financial Data

                                                                                         YEARS ENDED JULY 31,
                                                                     ----------------------------------------------------------
                                                                       1993       1994         1995         1996         1997
                                                                     -------     -------      -------     --------     --------
                                                                                 (In thousands except per share data)
Statement of Income Data:
  Revenue                                                            $ 9,028     $13,465      $18,835     $ 31,162     $ 50,079
  Cost of services                                                     5,632       7,689       10,410       17,864       28,179
  Selling, general and administrative expenses                         1,878       3,250        4,448        6,575        9,765
  Acquisition costs                                                       --          --           --          361           --
                                                                     -------     -------      -------     --------     --------
  Operating income                                                     1,518       2,526        3,977        6,362       12,135
  Interest income                                                          4          65          572        2,872        7,081
                                                                     -------     -------      -------     --------     --------

  Income before provision for income taxes                             1,522       2,591        4,549        9,234       19,216
  Income tax provision                                                   570         981        1,755        3,560        6,987
                                                                     -------     -------      -------     --------     --------
  Net income                                                         $   952     $ 1,610      $ 2,794     $  5,674     $ 12,229
                                                                     =======     =======      =======     ========     ========
  Per share data (1):
  Net income per share                                               $   .07     $   .11      $   .14     $    .25     $    .44
                                                                     =======     =======      =======     ========     ========

  Weighted average shares outstanding (2)                             13,401      14,965       20,001       23,067       27,815



                                                                                         YEARS ENDED JULY 31,
                                                                     ----------------------------------------------------------
                                                                       1993       1994         1995         1996         1997
                                                                     -------     -------      -------     --------     --------
                                                                                       (IN THOUSANDS)
Balance Sheet Data (1):
  Working capital                                                    $ 1,781     $13,676      $14,192     $145,825     $127,839
  Total assets                                                        11,947      27,186       33,191      202,574      222,017
  Total long term debt, excluding current portion                        476          --           --           --           --
  Redeemable preferred stock, excluding current portion                  127          --           --           --           --
  Total shareholders' equity                                           2,753      16,113       19,213      181,150      194,096


(1)  Restated for two-for-one stock split completed on February 19, 1997.
(2)  Includes Common Stock and Common Stock equivalents.

                                              MANAGEMENT'S DISCUSSION & ANALYSIS
                                 OF FINANCIAL CONDITION AND RESULTS OF OPERATION



Overview

The Company's revenues currently are generated from three sources: portability compliance services, administration services with respect to benefits provided to retirees and inactive employees, and administration services with respect to benefits provided to active employees.


The first source of the Company's revenue is providing portability compliance services primarily through its qualifying event agreements with employers and capitation agreements with insurance companies. Through qualifying event agreements, the Company receives a fixed, per occurrence, fee from its customers for each qualifying event. A qualifying event occurs when an employee or his or her dependents experience a loss or change of coverage under a group healthcare plan. The amount of the fixed fee varies depending on the type of qualifying event (i.e., COBRA (the "Consolidated Omnibus Budget Reconciliation Act") or HIPAA (the "Health Insurance Portability and Accountability Act of 1996")) and the method of the qualifying event notification mailing, which is selected by the customer. Through capitation agreements, insurance companies designate the Company as the administrator of compliance for their group insurance clients that are subject to COBRA, HIPAA or state mandated continuation coverage health portability laws. The Company is paid a monthly fee for each employee covered by the group plan. The revenue generated under a capitation agreement is not dependent on the triggering of a qualifying event, but is determined based on the number of employees covered by the group plan at the beginning of each month. The Company also receives an administrative fee typically equal to 2% of the monthly health insurance premium that is paid by or on behalf of each COBRA continuant. In addition, the Company generates revenues from customers for additional compliance and healthcare administration services, both on a one-time and continuous basis. During fiscal 1996 and fiscal 1997, 69.9% and 65.6%, respectively, of the Company's revenues were attributable to portability compliance services.


The second source of the Company's revenue is providing administration services with respect to benefits provided to retirees and inactive employees, including retiree healthcare, disability, surviving dependent, family leave and severance benefits. During fiscal 1996 and fiscal 1997, 15.5% and 14.4%, respectively, of the Company's revenues were attributable to the Company's administration services for retirees and inactive employees.


The third source of the Company's revenue is providing administration services with respect to benefits provided to active employees, including open enrollment, employee enrollment and eligibility, QDRO ("Qualified Domestic Relations Order") administration, Flexible Spending Account administration, 401(k) plan administration, and other pension services. During fiscal 1996 and fiscal 1997, 14.6% and 20%, respectively, of the Company's revenues were attributable to benefits administration services for active employees.


The Company has experienced significant growth in recent years, with revenues increasing from $13.5 million in fiscal 1994 to $50.1 million in fiscal 1997, and net income increasing from $1.6 million in fiscal 1994 to $12.2 million in fiscal 1997.


Cost of services includes direct personnel, occupancy and other costs associated with providing services to customers, such as mailing and printing costs. Selling, general and administrative expenses include administrative, marketing and certain other indirect costs.


RESULTS OF OPERATIONS

The following table sets forth the percentage of revenue represented by certain items reflected in the Company's statements of income.



                                         PERCENTAGE OF REVENUES
                                       -------------------------
                                          YEARS ENDED JULY 31,
                                       -------------------------
                                        1995      1996     1997
                                       -----     -----     -----
Revenue                                100.0%    100.0%    100.0%
Cost of services                        55.3      57.3      56.3
Selling,
   general &
   administrative
   expenses                             23.6      21.1      19.5
Acquisition costs                         --       1.2        --
                                       -----     -----     -----
Operating
   income                               21.1      20.4      24.2
Interest
   income                                3.0       9.2      14.2
Income taxes                             9.3      11.4      14.0
                                       -----     -----     -----
Net income                              14.8%     18.2%     24.4%
                                       =====     =====     =====

YEAR ENDED JULY 31, 1997
COMPARED TO YEAR ENDED
JULY 31, 1996

Revenues increased $18.9 million, or 60.7%, to $50.1 million during the year ended July 31, 1997 from $31.2 million in the year ended July 31, 1996. Of the $18.9 million increase in revenues, $11.1 million was attributable to increased revenues from portability compliance services, $2.4 million was attributable to increased revenues from retiree/inactive employee benefits administration and approximately $5.4 million was due to increased revenues from active employee benefits administration.


The increase in portability compliance revenues was primarily attributable to the addition of new customers and new service product offerings. New products pertain to clients having to comply with newly passed state-mandated continuation coverage health portability laws and the federally-mandated HIPAA law.


The increase in retiree/inactive employee benefits administration revenues was primarily attributable to the addition of new customers obtained by the Company and as a result of the acquisitions during the year ended July 31, 1996 being included for a full year in fiscal 1997.


The increase in revenues from active employee benefits administration was primarily attributable to the addition of new customers obtained by the Company and new service product offerings in enrollment and eligibility administration during the year ended July 31, 1997.


Cost of services increased $10.3 million, or 57.7%, to $28.2 million during the year ended July 31, 1997 from $17.9 million during the year ended July 31, 1996. The increase in cost of services was attributable to the addition of data processing, information systems and customer service personnel to support revenue growth along with the amortization of software placed in service as completed. As a percentage of revenues, cost of services decreased to 56.3% in 1997 from 57.3% for the prior year as a result of operating efficiencies associated with the allocation of these expenses over a larger revenue base.


Selling, general and administrative expenses increased $3.2 million, or 48.5%, to $9.8 million during the year ended July 31, 1997 from $6.6 million in the year ended July 31, 1996. The increase in selling, general and administrative expenses was primarily attributable to the addition of marketing, management and administrative personnel to support the Company's growth, and to additional marketing costs. As a percentage of revenues, selling, general and administrative expenses decreased to 19.5% in 1997 from 21.1% for the prior year. The decrease as a percentage of revenues resulted primarily from operating efficiencies from the allocation of these expenses over a larger revenue base.


Interest income increased $4.2 million, or 146.5%, to $7.1 million during the year ended July 31, 1997 from $2.9 million in the year ended July 31, 1996. This increase is a result of the proceeds from the secondary stock offering completed in March 1996 being invested for a full year in fiscal 1997.


Income taxes increased 96.3% to $7.0 million during the year ended July 31, 1997 from $3.6 million during the year ended July 31, 1996, however, the Company's effective tax rate decreased to 36.4% for the year ended July 31, 1997 from 38.6% for the previous year. This decrease reflects the Company's move to more tax-free investments in 1997.


As a result of the foregoing, the Company's net income increased $6.5 million, or 115.5%, to $12.2 million during the year ended July 31, 1997 from $5.7 million in the year ended July 31, 1996. Net income per share was $.44 for the year ended July 31, 1997 compared to $.25 for the prior year.


YEAR ENDED JULY 31, 1996
COMPARED TO YEAR ENDED
JULY 31, 1995

Revenues increased $12.3 million, or 65.5%, to $31.2 million for the year ended July 31, 1996 from $18.8 million for the year ended July 31, 1995. Of the $12.3 million increase in revenues, $6.0 million was attributable to increased revenues from COBRA compliance services, $3.5 million was attributable to increased retiree/inactive employee benefits administration and approximately $2.8 million was due to increased revenues from active employee benefits administration.


The increase in portability compliance revenues was primarily attributable to the addition of new customers and as a result of acquisitions during fiscal 1996.


The increase in retiree/inactive employee benefits administration revenues was primarily attributable to the addition of new customers obtained by the Company and as a result of the acquisitions during fiscal 1996.


The increase in active employee benefits administration revenues was primarily attributable to the addition of new customers obtained by the Company and as a result of an acquisition during fiscal 1996.


Cost of services increased $7.5 million, or 71.6%, to $17.9 million for the year ended July 31, 1996 from $10.4 million for the year ended July 31, 1995. The increase in cost of services was attributable to the addition of data processing, information systems and customer service personnel to support growth as well as the result of the acquisitions. As a percentage of revenues, cost of services increased to 57.3% from 55.3% for the same period. This increase as a percentage of revenues resulted from increasing the operating infrastructure to support the Company's growth.


Selling, general and administrative expenses increased $2.1 million, or 47.8%, to $6.6 million for the year ended July 31, 1996 from $4.5 million for the year ended July 31, 1995. The increase in selling, general and administrative expenses was primarily attributable to the addition of marketing, management and administrative personnel to support the Company's growth. As a percentage of revenues, selling, general and administrative expenses decreased to 21.1% from 23.6% for the same periods. The decrease as a percentage of revenues resulted primarily from operating efficiencies from the allocation of these expenses over a larger revenue base.


Interest income increased $2.3 million, or 401.6%, to $2.9 million during the year ended July 31, 1996 from $573,000 in the year ended July 31, 1995. This increase is a result of the proceeds from the secondary stock offering completed in March 1996 being invested.


Income taxes increased 102.9% to $3.6 million during the year ended July 31, 1996 from $1.8 million during the year ended July 31, 1995. The Company's effective tax rate remained the same for both periods at 38.6%.


As a result of the foregoing, the Company's net income increased $2.9 million, or 103.1%, to $5.7 million during the year ended July 31, 1996 from $2.8 million in the year ended July 31, 1995. Net income per share was $.25 for the year ended July 31, 1996 compared to $.14 for the prior year.



LIQUIDITY AND CAPITAL
RESOURCES

In March 1996, the Company completed a secondary stock offering which provided net cash, after offering expenses, of $151 million. Net cash provided by operating activities was $16.4 million for the year ended July 31, 1997 compared to $11.5 million for the same period of 1996. As of July 31, 1997 and 1996, the Company's working capital and current ratio were $127.8 million and 6.1-to-1 and $145.8 million and 8.1-to-1, respectively. The Company invests excess cash balances primarily in short-term investment grade securities, such as money market investments, obligations of the U.S. government and its agencies and obligations of state and local government agencies.


During the year ended July 31, 1997, the Company's capital expenditures were $21.5 million.


In December 1995, the Company purchased a 118,000 square foot facility situated on 12.7 acres of land in Palm Harbor, Florida. This facility became operational in May of 1997. Total cost of the renovations and purchase was $9.2 million.


In 1996, the Company also purchased 72 acres of land in Tarpon Springs, Florida for $2.4 million. The land is to be used for future corporate expansion, although no formal commitments or designs presently exist for this proposed expansion.


Subsequent to year-end, the Company purchased a complex of buildings in St. Petersburg, Florida containing 380,000 square feet of office space for $13.5 million. No formal designs or commitments presently exist for this proposed expansion.


Management estimates that as of July 31, 1997, approximately $9.8 million will be required in order for the Company to purchase additional equipment, furniture and hardware, and complete its currently defined software projects.


The Company has a five-year, $15.0 million unsecured credit facility. The Company has agreed to maintain all of its assets free and clear of all liens, encumbrances and pledges, except purchase money security interests in specific equipment in an aggregate amount of less than $500,000 as long as the credit facility remains outstanding or any indebtedness thereunder remains unpaid. Interest on the principal balance outstanding under this line of credit accrues at a floating interest rate equal to the prime rate or, at the Company's option, to the 30-day London Interbank Offering Rate (LIBOR), plus an applicable interest rate margin between 1% and 2% based on certain financial ratios. The credit facility contains certain financial covenants requiring the maintenance of cash and cash equivalents and investments equal to or greater than customer account deposits, a funded debt to EBITDA ratio of a maximum of 2.25-to-1, a debt service coverage ratio of not less than 1.35-to-1, as well as the maintenance of a certain funded debt to tangible net worth ratio. As of July 31, 1997, the Company was in compliance with all such covenants and there were no amounts outstanding under the credit facility.


The Company believes that its cash, investments, cash flows from operations and the funds available from its credit facility will be adequate to meet the Company's expected capital requirements for the foreseeable future.

ABR Information Services, Inc.
Consolidated Statements of Income
Years ended July 31, 1995, 1996 and 1997


                                                    Years ended July 31,
                                           ---------------------------------------
                                              1995          1996          1997
                                           -----------   -----------   -----------
Revenue                                    $18,834,636   $31,162,181   $50,078,842

Operating expenses:
   Cost of services                         10,410,197    17,863,588    28,178,925
   Selling, general and administrative       4,448,319     6,575,390     9,765,500
   Acquisition costs                                --       361,198            --
                                           -----------   -----------   -----------

Operating income                             3,976,120     6,362,005    12,134,417

Interest income                                572,569     2,872,145     7,081,238
                                           -----------   -----------   -----------
Income before provision for income taxes     4,548,689     9,234,150    19,215,655

Income tax provision                         1,755,011     3,560,366     6,987,003
                                           -----------   -----------   -----------

   Net income                              $ 2,793,678   $ 5,673,784   $12,228,652
                                           ===========   ===========   ===========

Net income per share                       $       .14   $       .25   $       .44
                                           ===========   ===========   ===========

Weighted average shares outstanding         20,001,490    23,067,054    27,814,794
                                           ===========   ===========   ===========


        The accompanying notes are an integral part of these statements.

                                                  ABR Information Services, Inc.
                                                     Consolidated Balance Sheets
                                           As of July 31, 1996 and July 31, 1997

                                     ASSETS

                                                               July 31,
                                                      ---------------------------
                                                          1996           1997
                                                      ------------   ------------
CURRENT ASSETS

   Cash and cash equivalents                          $ 14,088,396   $ 33,322,734
   Investments                                         147,111,102    108,499,196
   Accounts receivable, net                              3,870,539      8,295,884
   Prepaid expenses and other                            1,282,952      2,595,306
                                                      ------------   ------------
     Total current assets                              166,352,989    152,713,120

LONG-TERM INVESTMENTS                                           --     14,128,644

PROPERTY AND EQUIPMENT, net                             14,539,898     27,790,354

SOFTWARE DEVELOPMENT COSTS, net                          6,181,973     11,767,211

GOODWILL, INTANGIBLES AND OTHER ASSETS, net             15,498,745     15,617,519
                                                      ------------   ------------

TOTAL ASSETS                                          $202,573,605   $222,016,848
                                                      ============   ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                   $    615,663   $    613,138
   Accrued expenses                                        762,442        512,035
   Customer accounts deposits                           18,019,405     23,133,381
   Unearned revenue                                        647,093        594,524
   Income taxes payable                                    483,663         20,770
                                                      ------------   ------------
     Total current liabilities                          20,528,266     24,873,848
                                                      ------------   ------------
DEFERRED INCOME TAXES                                      895,555      3,047,243
                                                      ------------   ------------

SHAREHOLDERS' EQUITY

   Preferred Stock - authorized 2,000,000 shares of
     $.01 par value; no shares issued                           --             --
   Common Stock - authorized 100,250,000
     shares of $.01 par value; issued and
     outstanding, 13,588,194 and 27,376,356 shares,
     respectively                                          135,882        273,763
   Additional paid in capital                          169,879,717    170,459,157
   Retained earnings                                    11,134,185     23,362,837
                                                      ------------   ------------

TOTAL SHAREHOLDERS' EQUITY                             181,149,784    194,095,757
                                                      ------------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $202,573,605   $222,016,848
                                                      ============   ============


        The accompanying notes are an integral part of these statements.

ABR Information Services, Inc.
Consolidated Statements of Shareholders' Equity
Years ended July 31, 1995, 1996 and 1997


                                             Common Stock         Additional
                                        ---------------------      Paid-in        Retained
                                          Shares      Amount       Capital        Earnings         Total
                                        ----------   --------   -------------    -----------   -------------
Balance at July 31, 1994                 4,436,547   $ 44,365   $  13,402,351    $ 2,666,723   $  16,113,439
   Common stock split                    2,165,931     21,659         (22,364)            --            (705)
   Exercise of stock options                38,336        384         231,846             --         232,230
   Tax benefit related to exercise of
        certain stock options                   --         --          74,329             --          74,329
   Net income                                   --         --              --      2,793,678       2,793,678
                                        ----------   --------   -------------    -----------   -------------

Balance at July 31, 1995                 6,640,814     66,408      13,686,162      5,460,401      19,212,971
   Common stock split                    3,248,882     32,489         (33,917)            --          (1,428)
   Exercise of stock options               145,911      1,459         666,890             --         668,349
   Tax benefit related to exercise of
        certain stock options                   --         --       1,426,563             --       1,426,563
   Shares issued in conjunction with
        acquisitions                       132,712      1,327       3,048,848             --       3,050,175
   Secondary stock offering, net of
        offering costs of $381,092       3,419,875     34,199     151,085,171             --     151,119,370
   Net income                                   --         --              --      5,673,784       5,673,784
                                        ----------   --------   -------------    -----------   -------------

Balance at July 31, 1996                13,588,194    135,882     169,879,717     11,134,185     181,149,784
   Common stock split                   13,685,918    136,859        (136,859)            --              --
   Exercise of stock options               102,244      1,022         659,693             --         660,715
   Tax benefit related to exercise
        of certain stock options                --         --          56,606             --          56,606
   Net income                                   --         --              --     12,228,652      12,228,652
                                        ----------   --------   -------------    -----------   -------------

Balance at July 31, 1997                27,376,356   $273,763   $ 170,459,157    $23,362,837   $ 194,095,757
                                        ==========   ========   =============    ===========   =============


        The accompanying notes are an integral part of these statements.

                                                  ABR Information Services, Inc.
                                           Consolidated Statements of Cash Flows
                                        Years ended July 31, 1995, 1996 and 1997

                                                                                    Years ended July 31,
                                                                       ----------------------------------------------
                                                                           1995             1996             1997
                                                                       ------------    -------------    -------------
Cash flows from operating activities:
   Net income                                                          $  2,793,678    $   5,673,784    $  12,228,652
   Adjustments to reconcile net income to
        net cash provided by operating activities:
            Depreciation and other amortization                             569,385        1,547,343        2,807,485
            Amortization of software                                         52,217           95,411          690,549
            Deferred income taxes                                           362,379          328,514        2,151,688
            Tax benefit related to exercise of certain stock options         74,329        1,426,563           56,606
            Increase in allowance for doubtful accounts                       8,649           12,692           91,281
        Change in operating assets and liabilities:
            Accounts receivable                                            (918,172)        (771,537)      (4,516,626)
            Prepaid expenses and other                                     (173,240)        (528,798)      (1,312,354)
            Income taxes recoverable                                        176,165               --               --
            Other assets                                                    (61,942)          (8,953)        (112,693)
            Accounts payable                                                  8,660         (674,980)          (2,525)
            Accrued expenses                                                420,601         (130,668)        (250,407)
            Customer accounts deposits                                    1,704,471        4,228,527        5,113,976
            Unearned revenue                                                271,375           23,931          (52,569)
            Income taxes payable                                            134,573          298,695         (462,893)
                                                                       ------------    -------------    -------------
              Net cash provided by operating activities                   5,423,128       11,520,524       16,430,170
                                                                       ------------    -------------    -------------

Cash flows from investing activities:
   Additions to investments                                              (5,445,720)    (314,607,394)    (394,805,395)
   Maturities of investments                                             17,508,872      172,470,327      419,288,657
   Additions to property and equipment                                   (1,135,622)     (12,537,101)     (15,192,338)
   Additions to software development costs                               (2,366,075)      (3,292,648)      (6,275,787)
   Acquisitions, net                                                             --      (10,656,020)        (871,684)
                                                                       ------------    -------------    -------------

              Net cash provided by (used in) investing activities         8,561,455     (168,622,836)       2,143,453
                                                                       ------------    -------------    -------------

Cash flows from financing activities:
   Proceeds from bank borrowings                                                 --        6,000,000               --
   Principal payments under bank borrowings                                      --       (6,000,000)              --
   Exercise of stock options/warrants                                       232,230          668,349          660,715
   Public offerings, net of cost                                                 --      151,119,370               --
   Other                                                                       (705)            (101)              --
                                                                       ------------    -------------    -------------
              Net cash provided by financing activities                     231,525      151,787,618          660,715
                                                                       ------------    -------------    -------------
Net increase (decrease) in cash and cash equivalents                     14,216,108       (5,314,694)      19,234,338

Cash and cash equivalents at beginning of year                            5,186,982       19,403,090       14,088,396
                                                                       ------------    -------------    -------------
Cash and cash equivalents at end of year                               $ 19,403,090    $  14,088,396    $  33,322,734
                                                                       ============    =============    =============

Cash paid for income taxes total $913,530, $1,663,102 and $5,241,601 for 1995,
1996 and 1997 respectively.


        The accompanying notes are an integral part of these statements.

ABR Information Services, Inc.
Notes to Consolidated Financial Statements
July 31, 1995, 1996 and 1997

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS

         ABR Information Services, Inc. (the "Company") is a leading provider of comprehensive benefits administration, compliance and information services to employers seeking to outsource their benefits administration functions. The Company believes it is the leading provider of COBRA (the "Consolidated Omnibus Budget Reconciliation Act") compliance services. Additionally, the Company provides compliance services related to the federally-mandated Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). COBRA and HIPAA are federally-mandated laws related to the portability of employee group health insurance.

         The Company also provides benefits administration services with respect to benefits provided to retirees and inactive employees, including retiree healthcare, disability, surviving dependent, family leave and severance benefits. Additionally, the Company provides benefits administration services with respect to benefits provided to active employees, including enrollment and eligibility verification, qualified domestic relations order ("QDRO") administration, 401(k) administration services, flexible spending account ("FSA") administration, and pension services. All services are offered on either an "a la carte" basis or a total outsourcing basis, allowing customers to outsource certain benefits administration tasks which they find too costly or burdensome to perform in-house, or to outsource the entire benefits administration function.

         The Company is headquartered in Palm Harbor, Florida and provides information and support services to more than 25,000 employers, including Fortune 500 companies, insurance companies and other employers. The Company's operations are in a single business segment, the information services business.

         Effective September 8, 1997, the Company consolidated a number of its subsidiaries into one operating subsidiary called ABR Benefits Services, Inc.

         The financial statements have been restated to reflect the three-for-two stock splits completed July 1995 and February 1996, a two-for-one stock split completed February 1997 and an acquisition (see Note M) by a pooling of interest completed June 1996.

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

          3.  Cost of Services

              Cost of services includes personnel, occupancy and other costs associated with providing services to customers, such as mailing and printing costs.

          4.  Customer Accounts Deposits

              As part of the services provided to customers, the Company bills and collects for its customers and maintains the funds in segregated accounts until the funds are remitted. For financial statement purposes, the segregated funds are included in cash and investments (as the funds are not restricted) with the corresponding liability presented as customer accounts deposits.

          5.  Cash and Cash Equivalents

              The Company considers all highly liquid investments, with a maturity of 30 days or less when purchased, as cash equivalents.

              As of July 31, 1996 and 1997, substantially all of the Company's cash is invested in overnight repurchase agreements of mortgage-backed or government securities. The Company has a security interest in the specific investment underlying the repurchase agreements.

          6.  Investments

              Effective August 1, 1994, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are classified as either "Held-to-Maturity" or "Available-for-Sale" investment securities. "Held-to-Maturity" investments are securities which the Company has the ability and positive intent to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts which are computed by the interest method. Declines in fair value that are other than temporary are recorded as incurred. "Available-for-Sale" securities are measured at fair value.

          7.  Contract Set-Up Costs

              Under contractual arrangements with certain customers, the Company incurs set-up costs. These costs are capitalized and amortized over the contract period, but no longer than twelve months, using the straight-line method. As of July 31, 1996 and 1997 unamortized set-up costs of $370,335 and $1,013,789, respectively, are included in prepaid expenses. During 1995, 1996 and 1997, amortization of set-up costs totalled $405,299, $569,755 and $989,612, respectively.

          8.  Property and Equipment

              Property and equipment is stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Accelerated methods are used for income tax purposes.

          9.  Software Development Costs

              Software development costs consist primarily of purchased software, consulting services, salaries and certain other expenses related to the development and modification of software capitalized in accordance with the provisions of SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of such cost begins only upon the establishment of technological feasibility as defined in SFAS No. 86. Such capitalized costs are amortized when the software is available to service customers using the straight-line method over an estimated life of four to five years or based on the ratio of current gross revenue to the anticipated gross revenue, whichever is greater, with amortization expense of $52,217, $95,411 and $690,549, for the years ended 1995, 1996 and
              1997, respectively. Accumulated amortization of software development costs totalled $220,535 and $911,084 at July 31, 1996 and 1997, respectively.

              Software development costs that were expensed and not capitalized under SFAS No. 86 totalled $1,138,639, $1,312,653 and $3,113,157, for the years ended 1995, 1996 and 1997, respectively.

              The Company estimates the cost to complete the current software projects will be $6.2 million.

         10.  Income Taxes

              Deferred income taxes principally result from expensing certain software development costs for income tax return purposes while capitalizing and amortizing certain of these costs for financial statement purposes.

         11.  Net Income Per Share

              The FASB has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which is effective for financial statements issued after December 15, 1997. Early adoption of the new standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The effect of adopting this new standard has not been determined.

              Net income per share has been computed using the weighted average of the outstanding Common Stock plus the dilutive Common Stock equivalents (stock options), using the treasury or the modified treasury stock method (see Note G). Primary and fully diluted calculations result in the same net income per share.

ABR Information Services, Inc.
Notes to Consolidated Financial Statements
July 31, 1995, 1996 and 1997

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

         12.  Reclassifications

              Certain amounts in prior years' financials statements have been reclassified to conform with the July 31, 1997 presentation.

         13.  New Accounting Pronouncements

              Effective in fiscal 1997, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which required impairment losses to be recorded on long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company's adoption and application of SFAS No. 121 had no effect on the Company's financial statements.

              Effective in fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation," which relates to stock options granted to employees. SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. The Company elected to continue using the method under APB No. 25 and the required pro forma disclosures are presented in Note G to the financial statements. The adoption of SFAS No. 123 has no effect on the basic financial statements, except for additional disclosures.

         14.  Goodwill and Other Intangibles

              Amortization is based upon the allocation of the total purchase price (see Note M) and amortization periods, using the straight-line method, as follows:

                                                                 Estimated
                                                                   Useful
                                                Allocation         Lives
                                              --------------     ---------
             Non-competition agreements       $      600,000       5 years
             Contracts                             2,000,000      10 years
             Goodwill                             14,060,600      25 years

              Amortization expense totaled $0, $482,708 and $865,603 for the years ended July 31, 1995, 1996 and 1997, respectively. The accumulated amortization totalled $482,708 and $1,348,310 at July 31, 1996 and 1997, respectively of which $237,953 and $843,311 relate to goodwill.

         15.  Use of Estimates in Financial Statements

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

         16.  Fair Value of Financial Instruments

              At July 31, 1996 and 1997, the carrying amount of cash, accounts receivable, accounts payable, accrued expenses and customer account deposits approximate fair value because of the short-term maturities of these items.

NOTE C - INVESTMENTS

The Company classifies debt and equity securities in two categories:
Available-for-Sale securities and Held-to-Maturity securities.
Available-for-Sale securities are measured at fair value, with net unrealized gains and losses reported in equity. There were no net unrealized holding losses at July 31, 1997 and 1996. Held-to-Maturity securities are carried at amortized cost.

The amortized cost, unrealized gains and losses, and fair values of the Company's Available-for-Sale and Held-to-Maturity investment securities are summarized as follows:

                                                                              Estimated
                                        Amortized    Unrealized  Unrealized      Fair
                                          Cost         Gains       Losses       Value
                                       ------------  ----------  ----------  ------------
At July 31, 1997:
Available-for-Sale Securities
   Obligations of local, state and
   federal governmental agencies       $ 68,119,451    $    --    $     --   $ 68,119,451
Held-to-Maturity Securities
   Obligations of local, state and
   federal governmental agencies         54,508,389     65,363     107,178     54,466,574
                                       ------------    -------    --------   ------------
Total                                  $122,627,840    $65,363    $107,178   $122,586,025
                                       ============    =======    ========   ============

At July 31, 1996:
Held-to-Maturity Securities
    Commercial paper                   $146,111,102    $    --    $ 22,949   $146,088,153
    Obligations of local and state
    governmental agencies                 1,000,000         --          --      1,000,000
                                       ------------    -------    --------   ------------
Total                                  $147,111,102    $    --    $ 22,949   $147,088,153
                                       ============    =======    ========   ============




The following table lists the maturities of debt securities held at July 31, 1997 and 1996 classified as Available-for-Sale and Held-to-Maturity:


                                           Available-for-Sale            Held-to-Maturity
                                        -------------------------   ---------------------------
                                                       Estimated                    Estimated
                                         Amortized       Fair         Amortized       Fair
                                            Cost         Value          Cost          Value
                                        -----------   -----------   ------------   ------------
At July 31, 1997:
Due in one year or less                 $68,119,451   $68,119,451   $ 40,379,745   $ 40,340,845
Due after one year through five years            --            --     14,128,644     14,125,729
                                        -----------   -----------   ------------   ------------
Total                                   $68,119,451   $68,119,451   $ 54,508,389   $ 54,466,574
                                        ===========   ===========   ============   ============

At July 31, 1996:

Due in one year or less                 $        --   $        --   $147,111,102   $147,088,153
                                        -----------   -----------   ------------   ------------
Total                                   $        --   $        --   $147,111,102   $147,088,153
                                        ===========   ===========   ============   ============

There were no sales of securities classified as Available-for-Sale in 1997 and 1996. The Company uses the specific identification method to determine the cost of securities sold.

Interest earned on investment securities and cash and cash equivalents was $1,214,971, $3,846,102 and $8,252,011 for the years ended July 31, 1995, 1996 and 1997, respectively. A portion of these amounts is included in revenues and the remainder is reported separately as interest income in the Consolidated Statements of Income.

ABR Information Services, Inc.
Notes to Consolidated Financial Statements
July 31, 1995, 1996 and 1997

NOTE D - PROPERTY AND EQUIPMENT

                                               July 31,
                                     ---------------------------      Estimated
                                         1996           1997            Life
                                     -----------     -----------    -------------
Land and building                    $ 9,687,256     $17,007,404         39 Years
Equipment                              6,518,977      12,908,421          5 Years
Furniture and fixtures                   732,394       1,930,115         10 Years
Leasehold improvements                   293,753         439,085    Life of Lease
                                     -----------     -----------
                                      17,232,380      32,285,025
Accumulated depreciation              (2,692,482)     (4,494,671)
                                     -----------     -----------
Total property and equipment, net    $14,539,898     $27,790,354
                                     ===========     ===========



              Depreciation for the years ended 1995, 1996 and 1997 was $569,386, $1,064,635 and $1,941,882, respectively.

NOTE E - LINES OF CREDIT

              On January 30, 1996, the Company entered into a five year, $15.0 million unsecured credit facility. The Company has agreed to maintain all of its assets free and clear of all liens, encumbrances and pledges, except purchase money security interests in specific equipment in an aggregate amount of less than $500,000 as long as the credit facility remains outstanding or any indebtedness thereunder remains unpaid. Interest on the principal balance outstanding under this line of credit accrues at a floating interest rate equal to the prime rate or, at the Company's option, to the 30-day London Interbank Offering Rate (LIBOR), plus an applicable interest rate margin between 1% and 2% based on certain financial ratios. The credit facility contains certain financial covenants requiring the maintenance of cash and cash equivalents and investments equal to or greater than customer account deposits, a funded debt to EBITDA ratio of a maximum of 2.25-to-1, a debt service coverage ratio of not less than 1.35-to-1, as well as the maintenance of a certain funded debt to tangible net worth ratio. As of July 31, 1997, the Company was in compliance with all such covenants, and there were no amounts outstanding under the credit facility.

NOTE F - SHAREHOLDERS' EQUITY

              Common Stock

              The authorized Common Stock of the Company consists of 100,000,000 shares of voting Common Stock, and 250,000 shares of nonvoting Common Stock. The shares of nonvoting Common Stock have the same rights as the shares of voting Common Stock, except that the holders of nonvoting Common Stock are not entitled to vote on matters submitted to shareholders, except as required by applicable law. As of July 31, 1997, there were no shares of nonvoting Common Stock issued and outstanding. On July 13, 1995 and on February 19, 1996, the Company completed three-for-two stock splits, on February 19, 1997 the Company completed a two-for-one stock split, and on June 28, 1996 the Company completed an acquisition by a pooling of interest. The weighted average shares outstanding, earnings per share and stock options have been restated to reflect the stock splits and the acquisition by a pooling of interest.

              Preferred Stock

              The Board of Directors of the Company has the authority to issue up to 2,000,000 shares of Preferred Stock (par value of $.01 per share) in one or more series and to fix the number of shares constituting any such series and the rights and preferences thereof, including dividend rates, terms of redemption (including sinking fund provision), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such series. As of July 31, 1997, there were no shares of Preferred Stock issued and outstanding.

NOTE G - STOCK OPTIONS

              The Company has established the 1987 and 1993 Stock Option Plans and the 1996 Non-Employee Director Stock Option Plan. Under the 1987 and 1993 Plans, 774,000 and 1,800,000 shares of Common Stock, respectively, have been authorized for issuance. Under the 1996 Plan (which replaces the Company's previous 1995 Non-Employee Director Stock Option Plan), 400,000 shares of Common Stock have been authorized for issuance. During the years ended 1995, 1996 and 1997, all option prices at date of grant equaled or exceeded the estimated fair value of the Company's Common Stock as determined by the terms of the stock option plans.

              The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," as it relates to employment awards. It applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

                                                                                         1996                      1997
                                                                                    -------------             -------------
              Net Income                As reported                                 $   5,673,784             $  12,288,652
                                        Pro forma (unaudited)                       $   4,674,893             $   9,874,324

              Net Income per share      As reported                                         $ .25                     $ .44
                                        Pro forma (unaudited)                               $ .20                     $ .36



              The fair value of each option grant is estimated on the date of grant using the Binomial options-pricing model with the following weighted-average assumptions used for grants in 1996 and 1997, respectively, no dividend yield for all years, expected volatility of 45% for both years; risk-free interest rates of 5.6% and 6.2% percent, and expected option holding periods of 3.5 and 2.6 years.

ABR Information Services, Inc.
Notes to Consolidated Financial Statements
July 31, 1995, 1996 and 1997

NOTE G - STOCK OPTIONS-Continued

              A summary of the status of the Company's fixed stock option plans as of July 31, 1995, 1996 and 1997, and changes during the years ending on those dates is present below:

                                                             Weighted
                                              Shares         Average
                                              Voting      Exercise Price
                                             ---------    --------------
Options

     Options outstanding at July 31, 1994      600,124        $1.63
     Options granted                           545,498         5.60
     Options exercised                        (172,626)        1.35
     Options cancelled                         (39,394)        2.92
                                             ---------

     Options outstanding at July 31, 1995      933,602         3.95
     Options granted                           570,376        13.37
     Options exercised                        (291,822)        2.29
     Options cancelled                         (44,448)        5.05
                                             ---------

     Options outstanding at July 31, 1996    1,167,708         8.93
     Options granted                           642,300        25.75
     Options exercised                        (199,968)        3.31
     Options cancelled                        (236,596)       16.73
                                             ---------
     Options outstanding at July 31, 1997    1,373,444        16.27
                                             =========



              The following table summarizes information concerning currently outstanding and exercisable stock options:

                                               Weighted Average
                                                   Remaining          Weighted
     Range of                                  Contractual Life       Average
  Exercise Prices         Number Outstanding        (Years)        Exercise Price
  ---------------         ------------------   ----------------    --------------
Outstanding Shares
   $ 1.55 -  4.09               112,356               1.8             $ 2.82
   $ 6.49 -  6.77               356,232               8.0               6.59
   $13.24 - 16.63               352,500               8.6              15.70
   $20.14 - 34.33               552,356               9.2              25.60
                              ---------
            Total             1,373,444

Exercisable Shares

   $ 1.55 -  4.09               112,356               N/A               2.82
   $ 6.49 -  6.77               139,238               N/A               6.55
   $13.24 - 16.63                86,250               N/A              15.68
   $20.14 - 34.33                    --               N/A                 --
                              ---------
            Total               337,844

NOTE H - INCOME TAXES

              The following tables summarize the Company's income tax position:

                                              Years ended July 31,
                                      ------------------------------------
                                         1995         1996         1997
                                      ----------   ----------   ----------
Currently payable
   Federal                            $1,112,399   $1,492,683   $3,957,785
   State                                 205,904      312,606      820,924
                                      ----------   ----------   ----------
                                       1,318,303    1,805,289    4,778,709

   Deferred                              362,379      328,514    2,151,688
   Tax benefit from the exercise of
   certain stock options                  74,329    1,426,563       56,606
                                      ----------   ----------   ----------
   Total income tax provision         $1,755,011   $3,560,366   $6,987,003
                                      ==========   ==========   ==========

              Reconciliation of the federal statutory income tax rate to the Company's effective income tax rates are as follows:

                                                           Years ended July 31,
                                                          ----------------------
                                                          1995     1996     1997
                                                          ----     ----     ----

Federal statutory income tax rate                         34.0%    34.0%    35.0%
State income taxes, net of federal income tax benefit      3.6      3.6      4.3
Tax-exempt interest                                       (2.2)    (0.4)    (2.6)
Acquisition costs                                           --      3.4       --
Other                                                      3.2     (2.0)    (0.3)
                                                          ----     ----     ----
Effective income tax rate                                 38.6%    38.6%    36.4%
                                                          ====     ====     ====



              Deferred tax asset and liability components were as follows:

                                                           July 31,
                                                   -----------------------
                                                      1996         1997
                                                   ----------   ----------
Deferred tax assets:
    Acquired net operating loss carryforward (1)   $  428,000   $  265,000
    Reserve for doubtful accounts                      35,900       60,000
    Other                                                  --      113,757
                                                   ----------   ----------
                                                      463,900      438,757
                                                   ----------   ----------
Deferred tax liabilities:
    Depreciation                                      199,900      220,000
    Software development costs                      1,159,555    3,266,000
                                                   ----------   ----------
                                                    1,359,455    3,486,000
                                                   ----------   ----------
    Net deferred tax liability                     $  895,555   $3,047,243
                                                   ==========   ==========

              (1) Expires in 2001

ABR Information Services, Inc.
Notes to Consolidated Financial Statements
July 31, 1995, 1996 and 1997

NOTE I - COMMITMENTS AND CONTINGENCIES

              The Company leases office space under noncancellable leases which are accounted for as operating leases. The leases are subject to an escalation clause using a CPI index. The leases expire between November 1997 through May 2005.

              Future minimum lease payments under noncancellable operating leases are as follows as of July 31, 1997:

                                    July 31,
                         -------------------------------
                         1998                  $ 964,455
                         1999                    780,955
                         2000                    251,329
                         2001                    238,523
                         2002                    206,709
                         Thereafter              588,875


              Rent expense for all operating leases for the years ending July 31, 1995, 1996 and 1997 was $673,391, $1,129,738 and $1,083,000,
              respectively.

              The Company is engaged in various litigation arising from the ordinary course of its business. In the opinion of management, the ultimate outcome of litigation is not expected to be material to the Company's financial position, results of operations or liquidity.

              As a provider for Portability compliance and administration services, the Company is subject to excise taxes for noncompliance with certain provisions of COBRA and HIPAA. In addition, the Company accepts financial responsibility for certain liabilities incurred by its customers that are attributable to the Company's failure to fulfill its obligations to its customers under its agreements. The Company maintains a professional liability policy, with a deductible of $25,000 per occurrence, and an annual per aggregate limit on coverage of $5.0 million. Although there can be no assurance that the Company will not incur any material liability for noncompliance with COBRA or HIPAA for its failure to comply its agreement with any customer, from the Company's inception through July 31, 1997, the Company has not incurred material liability as a provider.

NOTE J - INCENTIVE BONUS PLAN AND SAVINGS PLAN

              Effective January 1, 1992, the Company established a defined contribution savings plan (the "Savings Plan") covering substantially all employees. The Savings Plan consists of an employee elective contribution and a Company matching contribution for each eligible participant. The Company's matching contribution is determined by the Board of Directors on a discretionary basis. The Company's contributions under the Savings Plan in fiscal 1995, 1996 and 1997 were approximately $124,500, $167,969 and $261,944, respectively.

              Effective August 1, 1993, the Company adopted an incentive bonus plan (the "Incentive Bonus Plan"), which provides for the discretionary payment of annual incentive awards to key employees from a pool equal to 10% of the Company's pre-tax profits (income before income taxes), adjusted upward or downward based on the attainment of pre-established goals related to the Company's pre-tax margin (income before income taxes divided by revenues) and its revenue growth (based on annual increases in revenues). Payments under the Incentive Bonus Plan are discretionary, based on the determination of the Board of Directors of the Company and are subject to certain limitations as provided in the Incentive Bonus Plan. In fiscal 1995, 1996 and 1997, $777,633, $790,000 and
              $1,112,809, respectively, of incentive bonus was expensed.

NOTE K - MAJOR CUSTOMER

          During fiscal 1996 and 1997, one of the Company's customers accounted for approximately 15.0% and 14.5%, respectively, of revenues. This customer became a client of the Company as a result of the New Jersey acquisition. In fiscal 1995, no individual customer accounted for 10% or more of revenues.

NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

          The following is a summary of the quarterly results of operations for the quarterly periods of fiscal 1995, 1996 and 1997:

1995                       First        Second         Third        Fourth        Total
----
Revenue                $ 4,321,754   $ 4,493,809   $ 4,734,637   $ 5,284,436   $18,834,636
Operating income           876,305       912,000       985,361     1,202,454     3,976,120
Net income                 628,655       660,050       696,135       808,838     2,793,678
Net income per share   $       .03   $       .03   $       .03   $       .04   $       .14

1996
----
Revenue                $ 5,614,304   $ 6,851,136   $ 9,067,901   $ 9,628,840   $31,162,181
Operating income         1,138,977     1,597,305     1,768,907     1,856,816     6,362,005
Net income                 783,436     1,047,632     1,645,273     2,197,443     5,673,784
Net income per share   $       .04   $       .05   $       .07   $       .08   $       .25

1997
----
Revenue                $10,389,193   $11,714,389   $13,188,827   $14,786,433   $50,078,842
Operating income         2,267,008     2,796,707     3,275,809     3,794,893    12,134,417
Net income               2,611,363     2,936,465     3,184,585     3,496,239    12,228,652
Net income per share   $       .09   $       .11   $       .12   $       .13   $       .44

NOTE M - ACQUISITIONS

           New Jersey Acquisition

              On December 15, 1995, the Company, in an acquisition accounted for as a purchase, acquired all of the outstanding capital stock of Bullock Associates, Inc. ("Bullock") for $12.5 million, with an additional $2.0 million payable upon the attainment of certain revenue requirements during 1996 and 1997. During fiscal 1997, $863,053 of this additional amount was paid for the attainment of these revenue requirements, leaving a balance of $1,136,947 that could be paid in fiscal 1998. Bullock is located in Princeton, New Jersey and provides COBRA administration, retiree insurance administration, insurance continuation billing and collection, pension benefits administration services, QDRO administration and educational benefit administration services as well as administration for other employee benefits programs such as employee discount plans, adoption programs, program rebates and emergency loans.

              The following pro forma balances have been derived from the historical financial statements of the Company and Bullock and adjusts such information to give effect to the acquisition of Bullock. The balances for the years ended July 31, 1995 and 1996 assume that the acquisition of Bullock occurred on August 1, 1994. The unaudited pro forma financial information is not necessarily indicative of the results which would actually have occurred had the transaction been in effect on the dates and for the periods indicated or which may result in the future.

                              Years ended July 31,
                           -------------------------
                             1995             1996
                           -------           -------
                     (in thousands except per share data)

Revenue                    $27,819           $34,740
Operating income             5,840             7,245
Net income                   3,483             6,015
Net income per share       $   .18           $   .26
                           =======           =======

ABR Information Services, Inc.
Notes to Consolidated Financial Statements
July 31, 1995, 1996 and 1997

NOTE M - ACQUISITIONS-Continued

           California Acquisition

                Effective February 1, 1996, the Company acquired all of the outstanding capital stock of Total Cobra Services, Inc. ("TCS") for 265,424 shares of restricted Common Stock. This acquisition was accounted for as a purchase. TCS is located in Irvine, California and provides COBRA administration and retiree billing services. For the fiscal year ended December 31, 1995, TCS had revenues of less than $2 million. Pro forma information is not provided for TCS due to its immateriality.

           Virginia Acquisition

                On June 28, 1996, the Company completed a merger of the The L.P. Baier Company ("LPB") where 286,020 shares of the Company's stock was exchanged for all of the outstanding stock of LPB. LPB is located in Fairfax, Virginia and provides primarily FSA (Flexible Spending Account) administration services and COBRA administration. The merger was accounted for as a pooling of interest, and accordingly, the accompanying financial statements have been restated to include the accounts and operations of LPB for all periods prior to the merger, including restating the retained earnings at July 31, 1994 to reflect the difference between the par value of the Company stock issued and the total shareholders' equity of LPB.

                Separate results of the combining entities for previously reported periods are as follows:

                                                 Years ended July 31,
                                             -----------------------------
                                                1995              1996
                                             -----------       -----------
Revenue
    ABR Information Services, Inc.           $16,692,376       $28,449,980
    The L.P. Baier Company                     2,142,260         2,712,201
                                             -----------       -----------
                                             $18,834,636       $31,162,181
                                             ===========       ===========

Net Income
    ABR Information Services, Inc.           $ 2,641,788       $ 5,578,144
    The L.P. Baier Company                       151,890            95,640
                                             -----------       -----------
                                             $ 2,793,678       $ 5,673,784
                                             ===========       ===========



                In connection with this merger, $361,198 of acquisition costs were incurred and have been charged to expense in the fourth quarter for 1996.

                        Report of Independent Certified Public Accountants


Board of Directors
ABR Information Services, Inc.

We have audited the accompanying consolidated balance sheets of ABR Information Services, Inc. as of July 31, 1996 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABR Information Services, Inc. as of July 31, 1996 and 1997, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.

                                       GRANT THORNTON LLP

Tampa, Florida
September 11, 1997

ABR Information Services, Inc.
Market Price Information*
July 31, 1995, 1996 and 1997




           The following table sets forth the high and low sale price of the Company's Common Stock since its initial public offering on May 26, 1994 as reported by Nasdaq and restated for the three-for-two stock splits completed on July 13, 1995 and February 19, 1996, and the two-for-one stock split completed on February 19, 1997:

                                   1997                    1996                      1995                    1994
                             High         Low         High        Low         High           Low       High        Low

First Quarter              $37 3/4     $25  1/2    $ 9 59/64   $ 6  1/2     $3 19/32      $2 29/64   $     --    $   --
Second Quarter              33 1/2      19 11/16    16 27/64     9 43/64     4 49/64       3  1/16         --        --
Third Quarter               24 3/8      16 11/16    31  1/2     16  3/32     5  5/8        4 43/64         --        --
Fourth Quarter              32 3/4      20  5/6     32  1/2     19           7 27/32       5 13/64    2 59/64     2 9/32
Year                        37 3/4      16 11/16    32  1/2      6  1/2      7 27/32       2 29/64    2 59/64     2 9/32


           The Company has never declared nor paid any cash dividends on the Common Stock. The Company currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.


STOCK PRICE PERFORMANCE*


                                    [GRAPH]

   *As restated for the three-for-two stock splits completed on July 13, 1995 and February 19, 1996 and the two-for-one stock split completed on February 19, 1997.

                                           CORPORATE AND SHAREHOLDER INFORMATION


CORPORATE HEADQUARTERS
ABR Information Services, Inc.
34125 U.S. Highway 19 North
Palm Harbor, Florida 34684-2141
813-785-2819

INTERNET ADDRESS
http://www.abr.com

ANNUAL MEETING
The Annual Meeting of ABR Information
Services, Inc. will be held at 3:00 p.m.
(EST) on December 5, 1997, at the Hyatt
Regency Westshore in Tampa, Florida.

FORM 10-K
A copy of the ABR Information Services, Inc.
annual report to the Securities and Exchange
Commission on Form 10-K may be obtained
without cost by request from the Corporate
Headquarters, Attention: Investor Relations.

LISTING
The Company's Common Stock trades on
The Nasdaq Stock Market under the symbol ABRX.

TRANSFER AGENT AND REGISTRAR
First Union National Bank
Corporate Trust Client Services
1525 West W.T. Harris Boulevard, 3C3, NC1153
Charlotte, North Carolina 28288-1153
704-590-7598

LEGAL COUNSEL
Foley & Lardner
Tampa, Florida

Proskauer Rose LLP
New York, New York

INDEPENDENT AUDITORS
Grant Thornton LLP
Tampa, Florida

SHAREHOLDER INFORMATION
ABR Information Services, Inc.
34125 U.S. Highway 19 North
Attention: Investor Relations
Palm Harbor, Florida 34684-2141
813-785-2819

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

JAMES E. MACDOUGALD              THOMAS F. COSTELLO         MARK M. GOLDMAN
Chairman of the Board,           Chairman and               Vice Chairman
President and Chief              Chief Executive Officer    Phone Programs, Inc.
Executive Officer                The Costello Group
ABR Information Services, Inc.

   SUZANNE M. MACDOUGALD                              PETER A. SULLIVAN
   Senior Vice President and Secretary                President
   ABR Information Services, Inc.                     Arlen Corporation

Officers of ABR Information Services, Inc.

JAMES E. MACDOUGALD      JAMES P. O'DROBINAK          SUZANNE M. MACDOUGALD
Chairman of the Board,   Senior Vice President and    Senior Vice President and
President and Chief      Chief Financial Officer      Secretary
Executive Officer

Officers of ABR Benefits Services, Inc.

CHIEF EXECUTIVE
James E. MacDougald - President and
     Chief Executive Officer

FINANCE
James P. O'Drobinak - Senior Vice President and
     Chief Financial Officer
  Reva R. Maskewitz - Vice President and Controller
  Robert A. Smolinski - Vice President and Treasurer

INFORMATION SERVICES

Andrew D. Swenson - Senior Vice President and
     Chief Information Officer
  John E. Hazuka - Vice President, Software Development

MERGERS AND ACQUISITIONS
Dennis A. Sweeney - Senior Vice President,
     Mergers and Acquisitions

OPERATIONS
William R. Povilus - Senior Vice President, Operations
  Lauren M. Ringuette - Managing Vice President,
     Portability Administration
  Robert F. Skrok - Managing Vice President,
     Enrollment and Eligibility Services
  Shari N. Arzate - Vice President,
     Major Account Implementation
  Denise A. Elko - Vice President,
     Major Account Implementation

SALES AND MARKETING
Robert H. Pariseau - Senior Vice President,
     Sales and Marketing
  Brian R. Annis - Vice President,
     Telemarketing Operations
  Dagmar S. De Stefano - Vice President
  John Doyle - Vice President
  Karlene K. Dunkelberger - Vice President
  Patrick R. Manders - Vice President,
     Communications

STRATEGIC DEVELOPMENT
Randolph C. Metcalfe - Senior Vice President,
     Strategic Development

HUMAN RESOURCES
Janet H. Till - Vice President,
     Corporate Human Resources

CALIFORNIA SERVICE CENTER
William E. Evans - Senior Vice President,
     California Service Center

NEW JERSEY SERVICE CENTER
W. Carl Bullock - Senior Vice President,
     New Jersey Service Center
  Barbara A. Biasotti - Managing Vice President
  Nancy L. Clark - Vice President

VIRGINIA SERVICE CENTER
Rick L. Snyder - Senior Vice President,
     Virginia  Service Center
  Tina A. McIntosh - Managing Vice President
  Glen V. Armand - Vice President,
     Sales and Marketing
  Christine Erickson - Vice President,
     Sales and Marketing
  Rhonda E. Reeves - Vice President,
     Section 125 Services

Officers of ABR Properties, Inc.
James E. MacDougald - Chief Executive Officer
  Joseph C. Lukason - President
  James P. O'Drobinak - Senior Vice President and
     Chief Financial Officer
  Suzanne M. MacDougald - Senior Vice President and
     Secretary
  Reva R. Maskewitz - Vice President, Controller and
     Treasurer